SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 1)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

LAIX Inc.

(Name of the Issuer)

LAIX Inc.

Laix Infinite Co. Ltd.

Prilingo Merger Limited

Yi Wang

Joyx Holdings Ltd.

Zheren Hu

Muang Holdings Ltd.

Hui Lin

Ulingo Holdings Ltd.

Tiak Koon Loh

Best Venture Technology Limited

Tenzing Holdings 2011 Ltd.

Ning Zhang

Sino Avenue Limited

GGV Capital IV L.P.

GGV Capital IV Entrepreneurs Fund L.P.

GGV Capital Select L.P.

GGV Capital IV L.L.C.

GGV Capital Select L.L.C.

Jixun Foo

Glenn Solomon

Jeffrey Gordon Richards

Hans Tung

Jenny Hong Wei Lee

(Name of Person(s) Filing Statement)

Class A Ordinary Shares, par value $0.001 per share*

American Depositary Shares, each representing fourteen Class A Ordinary Shares

(Title of Classes of Securities)

50736W204**

(CUSIP Number of Classes of Securities)

LAIX Inc. Building C2, No. 1687 Changyang Road Yangpu District, Shanghai 200090 China Attention: Yi Wang Telephone: +86-21-3511-7188

Laix Infinite Co. Ltd.

Prilingo Merger Limited

Yi Wang

Joyx Holdings Ltd.

Zheren Hu

Muang Holdings Ltd.

Hui Lin

Ulingo Holdings Ltd.

Building C2, No. 1687 Changyang Road

Yangpu District, Shanghai, 200090, China

Telephone: +86-21-3511-7188

Tiak Koon Loh Best Venture Technology Limited B21, 9/F, Block B, Repulse Bay Apartment 101 Repulse Bay Road, Hong Kong Telephone: +852-2144-7656	Tenzing Holdings 2011 Ltd. 1040 Court St. San Rafael, CA 94901 United States of America Telephone: +1-415-991-5154

Ning Zhang Sino Avenue Limited 25/F, Shanghai Tower, No. 501 Middle Yincheng Rd. Pudong New Area, Shanghai, 200120, China Telephone: +86-21-6210-9966

GGV Capital IV L.P.

GGV Capital IV Entrepreneurs Fund L.P.

GGV Capital Select L.P.

GGV Capital IV L.L.C.

GGV Capital Select L.L.C.

Jixun Foo

Glenn Solomon

Jeffrey Gordon Richards

Hans Tung

Jenny Hong Wei Lee

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, CA 94025

United States of America

Telephone: +1-650-475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

David T. Zhang, Esq. Rongjing Zhao, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852-3761-3300	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004, China Tel: +86-10-6535-5500	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46/F 1539 Nanjing West Road Shanghai 200040, China Tel: +86-21-6193-8200

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

*

Not for trading, but only in connection with the quotation of the American depositary shares (“ADSs”) on the OTC Pink Limited Information (the “OTC Market”), each representing fourteen Class A ordinary shares, par value $0.001 per share, of the Company (the “Class A Ordinary Shares”).

**	CUSIP number of the ADSs, each representing fourteen Class A Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13e-3. Any representation to the contrary is a criminal offense.

i

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This amendment No.1 to the transaction statement pursuant to Rule 13e-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following Persons (each, separately, a “Filing Person,” and collectively, the “Filing Persons”): (a) LAIX Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Ordinary Shares (as defined below), including the Class A Ordinary Shares represented by ADSs, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Laix Infinite Co. Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); (c) Prilingo Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Dr. Yi Wang, co-founder, chairman of the board of the directors, and chief executive officer of the Company, and Joyx Holdings Ltd., a company incorporated under the laws of the British Virgin Islands beneficially owned by Dr. Yi Wang (“Joyx Holdings”); (e) Mr. Zheren Hu, co-founder, director, and chief technology officer of the Company, and Muang Holdings Ltd., a company incorporated under the laws of the British Virgin Islands beneficially owned by Mr. Zheren Hu (“Muang Holdings”); (f) Dr. Hui Lin, co-founder, director, and chief scientist of the Company, and Ulingo Holdings Ltd., a company incorporated under the laws of the British Virgin Islands beneficially owned by Dr. Hui Lin (“Ulingo Holdings”); (g) Mr. Tiak Koon Loh, independent director of the Company, and Best Venture Technology Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Mr. Tiak Koon Loh (“Best Venture”); (h) Tenzing Holdings 2011 Ltd., a company incorporated under the laws of the British Virgin Islands; (i) Ms. Ning Zhang and Sino Avenue Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Ms. Ning Zhang; and (j) GGV Capital IV L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital IV Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital Select L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital IV L.L.C., a limited liability company organized under the laws of the State of Delaware, GGV Capital Select L.L.C., a limited liability company organized under the laws of the State of Delaware, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively, the “GGV Filing Persons”). Filing Persons (b) through (j) are collectively referred to herein as the “Buyer Filing Persons,” and each, the “Buyer Filing Person.” This Transaction Statement amends and restates in its entirety the Schedule 13E-3 filed with the SEC on July 11, 2022 by the Filing Persons.

The Items specified by Schedule 13E-3, with page references to the locations where the information required by such Items can be found, are enumerated beginning on page 73 of this Transaction Statement.

ii

SUMMARY

This summary, together with the “Questions and Answers about the Merger” below, highlights selected information contained in the remainder of this Transaction Statement. This summary does not contain all of the information that may be important to an Unaffiliated Security Holder (as defined below) of the Company. Unaffiliated Security Holders should read this entire Transaction Statement and the other documents to which this Transaction Statement refers for a more complete understanding of the Merger (as defined below) and the related transactions and how they affect Unaffiliated Security Holders.

“Board” refers to the board of directors of the Company.

“Buyer Group” or “Guarantors” refers to the Founders and the Sponsors.

“Consortium Agreement” refers to that certain consortium agreement entered into by and among the Founders and the Sponsors, dated April 28, 2022.

“Equity Commitment Letters” refers to that certain equity commitment letter agreements entered into by and between Parent and the Sponsors respectively, each dated June 17, 2022.

“Founders” refers to Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin.

“Limited Guarantee” refers to that certain limited guarantee in favor of the Company entered into by and among the Company, the Founders and the Sponsors, pursuant to which the Guarantors are guaranteeing certain payment obligations of Parent under the Merger Agreement, dated June 17, 2022.

“Merger Agreement” refers to that certain agreement and plan of merger entered into by and among the Company, Parent and Merger Sub, dated June 17, 2022.

“Other Rollover Shareholders” refers to IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment V, L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., Trustbridge Partners V, L.P., CMC Lullaby Holdings Limited, Mirae Asset – Naver Asia Growth Investment Pte. Ltd. and Cherubic Ventures SSG II Ltd.

“Person” refers to a natural person, a partnership, a corporation, a limited liability company, a business trust, a joint share company, a trust, an unincorporated association, a joint venture, a governmental entity or another entity or organization.

“Rollover Agreements” refers to that certain rollover and contribution agreements entered into by and among Parent, Merger Sub, and the Rollover Shareholders, dated June 17, 2022, and each a “Rollover Agreement.”

“Rollover Shareholders” refers to Joyx Holdings, Muang Holdings, Ulingo Holdings, GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., GGV Capital Select L.P., Best Venture and the Other Rollover Shareholders, and each a “Rollover Shareholder.”

“Special Committee” refers to the special committee of independent, disinterested directors of the Company that was formed by the Board.

“Sponsors” refers to Tenzing Holdings 2011 Ltd. and Sino Avenue Limited.

“Transaction Agreements” refers to the Merger Agreement, the Plan of Merger, the Limited Guarantee, the Rollover Agreements and the Equity Commitment Letters.

“Transactions” refers to the transactions contemplated by the Transaction Agreements.

“Unaffiliated Security Holders” is used in this Transaction Statement as such term is defined in Rule 13e-3(a)(4) under the Exchange Act, and refers to holders of Class A Ordinary Shares and ADSs other than the holders of Class A Ordinary Shares and ADSs who are affiliates of the Company and the Rollover Shareholders.

“USA” or “the United States” means the United States of America.

References to “we,” “us” “our,” and the “Company” as used in this Transaction Statement refer to LAIX Inc. and/or its direct and indirect subsidiaries and variable interest entities as the context may require.

References to “dollars,” “$” and “US$” in this Transaction Statement are to U.S. dollars.

References to “RMB” in this Transaction Statement are to Renminbi, the lawful currency of the People’s Republic of China (the “PRC” or “China”).

“Revised Proposal” refers to that certain revised proposal letter that the Company received from the Buyer Group on April 28, 2022.

The Parties Involved in the Merger

The Company

The Company is a leading AI company in China that creates and delivers products and services to popularize English learning.

The principal business address and telephone number of the Company are Building C2, No. 1687 Changyang Road Yangpu District, Shanghai 200090, China, and +86-21-3511-7188.

The Company is the issuer of the Class A Ordinary Shares, par value $0.001 per share, each carrying one vote per share, and Class B ordinary shares, par value $0.001 per share, each carrying ten votes per share (the “Class B Ordinary Shares,” and together with Class A Ordinary Shares, the “Ordinary Shares”). Each ADS of the Company represents fourteen Class A Ordinary Shares.

As of August 5, 2022, there were a total of 30,499,289 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares issued and outstanding. For a more complete description of the Company’s business, history, and organizational structure, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 26, 2022 (the “2021 Form 20-F”), which is incorporated by reference herein. See “Where You Can Find More Information” for instructions on obtaining a copy of the 2021 Form 20-F.

During the last five years, neither the Company nor any of the Company’s directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Parent

Parent is an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly owned by Dr. Yi Wang. Parent is a holding company formed solely for the purpose of holding the equity interest in Merger Sub and completing the transactions contemplated by the Merger Agreement, including the

Merger (as defined below). The principal business address and telephone number of Parent are Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, China, and +86-21-3511-7188. The registered office of Parent is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Pursuant to the Rollover Agreements, the Rollover Shareholders have irrevocably agreed to contribute their respective Ordinary Shares of the Company to Merger Sub prior to the consummation of the Merger (as defined below) (the “Closing”) in exchange for newly issued ordinary shares of Parent, such that Merger Sub will hold 16,273,054 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares immediately prior to the Closing, collectively representing approximately 93.7% of the voting power of the Shares exercisable in a general meeting of the Company as of August 5, 2022.

During the last five years, neither Parent nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Merger Sub

Merger Sub is an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent. Merger Sub is a holding company formed solely for the purpose of completing the transactions contemplated under the Merger Agreement, including the Merger (as defined below). The principal business address and telephone number of Merger Sub are Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, China, and +86-21-3511-7188. The registered office of Merger Sub is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Merger Sub will hold 16,273,054 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares immediately prior to the Closing.

During the last five years, neither Merger Sub nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Dr. Yi Wang and Joyx Holdings

Dr. Yi Wang is a co-founder, the chairman of the Board, and the chief executive officer of the Company. Dr. Wang is a citizen of the PRC. Joyx Holdings is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Joyx Holdings is ultimately held by Joyx Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of the trust, Dr. Yi Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Joyx Holdings in the Company. The principal business address and telephone number of each of Dr. Yi Wang and Joyx Holdings are c/o Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, China, and +86-21-3511-7188.

During the last five years, none of Dr. Yi Wang, Joyx Holdings and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Mr. Zheren Hu and Muang Holdings

Mr. Zheren Hu is a co-founder, a director, and the chief technology officer of the Company. Mr. Zheren Hu is a citizen of the PRC. Muang Holdings is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Muang Holdings is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of the trust, Mr. Zheren Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings in the Company. The principal business address and telephone number of each of Mr. Zheren Hu and Muang Holdings are c/o Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, China, and +86-21-3511-7188.

During the last five years, none of Mr. Zheren Hu, Muang Holdings and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Dr. Hui Lin and Ulingo Holdings

Dr. Hui Lin is a co-founder, a director, and the chief scientist of the Company. Dr. Hui Lin is a citizen of the PRC. Ulingo Holdings is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Ulingo Holdings is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of the trust, Dr. Hui Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings in the Company. The principal business address and telephone number of each of Dr. Hui Lin and Ulingo Holdings are c/o Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, China, and +86-21-3511-7188.

During the last five years, none of Dr. Hui Lin, Ulingo Holdings and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Mr. Tiak Koon Loh and Best Venture

Mr. Tiak Koon Loh is an independent director of the Company, and has served as a director and the chief executive officer of Pactera Technology International Ltd. (formerly known as HiSoft Technology International Ltd before its merger with Vancelnfo in 2012) since 2006, which offers information technology services. The principal business address of Pactera Technology International Ltd. is No.33 Lixian Street, Hi-Tech Zone, Dalian, Liaoning, 116023, China. Mr. Tiak Koon Loh is a citizen of the Republic of Singapore. Best Venture is a passive non-financial foreign entity and is used to hold some of Mr. Tiak Koon Loh’s personal equities investment. Best Venture is a company organized and existing under the laws of the British Virgin Islands. Best Venture is wholly owned by Mr. Tiak Koon Loh, and Mr. Tiak Koon Loh is the sole director of Best Venture. The principal business address and telephone number of each of Mr. Tiak Koon Loh and Best Venture are B21, 9/F, Block B, Repulse Bay Apartment, 101 Repulse Bay Road, Hong Kong, and +852-2144-7656.

During the last five years, none of Mr. Tiak Koon Loh, Best Venture and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Tenzing Holdings 2011 Ltd.

Tenzing Holdings 2011 Ltd. is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Tenzing Holdings 2011 Ltd. is ultimately held by Tenzing Trust, a non-grantor foreign trust established under the laws of South Dakota, USA and managed by South Dakota Trust Company as the trustee. The trustee of Tenzing Trust delegates the investment decisions on behalf of Tenzing Trust to the directors of Tenzing Holdings 2011 Ltd. The directors of Tenzing Holdings 2011 Ltd. are set forth in “Schedule I—Directors and Executive Officers of Each Filing Person—VIII. Directors and Executive Officers of Tenzing Holdings 2011 Ltd.” The principal business address and telephone number of Tenzing Holdings 2011 Ltd. are Quastisky Building, P.O. Box 905, Road Town, Tortola VG 1110, British Virgin Islands, and +1-415-991-5154.

During the last five years, none of Tenzing Holdings 2011 Ltd. and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Ms. Ning Zhang and Sino Avenue Limited

Ms. Ning Zhang has served as the chairman of the board of directors of Red Avenue New Materials Group Co., Ltd. since 2016, a world-leading integrated service provider specializing in new materials industry. Ms. Ning Zhang is a citizen of Canada. Sino Avenue Limited is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Sino Avenue Limited is wholly owned by Ms. Ning Zhang, and Ms. Ning Zhang is the sole director of Sino Avenue Limited. The principal business address and telephone number of each of Ms. Ning Zhang, Sino Avenue Limited and Red Avenue New Materials Group Co., Ltd. are 25/F, Shanghai Tower, No. 501 Middle Yincheng Rd., Pudong New Area, Shanghai, 200120, China, and +86-21-6210-9966.

During the last five years, none of Ms. Ning Zhang, Sino Avenue Limited and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

GGV Filing Persons

GGV Capital IV L.P. is a limited partnership organized under the laws of the State of Delaware, GGV Capital IV Entrepreneurs Fund L.P. is a limited partnership organized under the laws of the State of Delaware. GGV Capital IV L.L.C., a limited liability company organized under the laws of the State of Delaware, serves as the general partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital Select L.P. is a limited partnership organized under the laws of the State of Delaware. GGV Capital Select L.L.C., a limited liability company organized under the laws of the State of Delaware, serves as the general partner of GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. The principal business of each of GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., GGV Capital Select L.P., GGV Capital IV L.L.C. and GGV Capital Select L.L.C. is venture capital investment business. Mr. Jixun Foo and Ms. Jenny Hong Wei Lee are citizens of Singapore. Messrs. Glenn Solomon, Jeffrey Gordon Richards and Hans Tung are citizens of the United States. The business address and telephone number of each of the foregoing GGV Filing Persons are 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA, and +1-650-475-2150.

During the last five years, none of GGV Filing Persons and their directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger Agreement and the Plan of Merger

On June 17, 2022, the Company, Parent and Merger Sub entered into an agreement and plan of merger (the “Merger Agreement”), which includes a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). Following satisfaction of the conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) through a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act, the “Surviving Company”) resulting from the Merger.

The following summary describes the material terms of the Merger Agreement, including the Plan of Merger, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Exhibit (d)(1) to this Transaction Statement. Unaffiliated Security Holders should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this Transaction Statement, are the legal documents that govern the Merger.

The Merger

At the Effective Time (as defined below), Merger Sub will be merged with and into the Company through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act. We expect the Merger to take place soon after twenty (20) days following the date of the mailing of this Transaction Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws, after all the closing conditions to the Merger have been satisfied or waived in accordance with the Merger Agreement (the effective date of the Merger, the “Effective Time”). Following the Effective Time of the Merger, the ADSs will cease to be quoted on the OTC Market, and the Company will cease to be a public company and will be a privately-held, direct, wholly-owned subsidiary of Parent.

Merger Consideration

Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time, (i) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), the Dissenting Shares (as defined below) and Class A Ordinary Shares represented by ADSs) will be canceled and cease to exist in exchange for the right to receive US$0.1357 in cash per Ordinary Share without interest (subject to adjustment as described below) (the “Per Share Merger Consideration”); (ii) each ADS (other than ADSs representing Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, will be canceled and cease to exist in exchange for the right to receive US$1.90 in cash per ADS without interest and net of any applicable withholding taxes (subject to adjustment as described below) (the “Per ADS Merger Consideration,” and together with the Per Share Merger Consideration, the “Merger Consideration”), less the applicable US$0.05 per ADS cancellation fee pursuant to the terms of the Deposit Agreement (as defined in the Merger Agreement) and any applicable expenses, taxes and other governmental charges.

The Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Ordinary Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Ordinary Shares or ADSs, as applicable, effectuated after the date of the Merger Agreement and prior to the Effective Time (but excluding any change that results from any exercise of Company Options (as defined below)), so as to provide the holders of Ordinary Shares or ADSs, as applicable, with the same economic effect as contemplated by the Merger Agreement prior to such event and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, or any other amount payable pursuant to the Merger Agreement.

The “Excluded Shares” include (a) 16,273,054 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares held by Merger Sub at the Effective Time, which will be transferred to it by the Rollover Shareholders prior to the Closing, (b) any other Ordinary Shares (including the Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their respective subsidiaries, and (c) Ordinary Shares (including the Class A Ordinary Shares represented by ADSs) held by the Deutsche Bank Trust Company Americas, as depositary for the ADSs (the “Depositary”), the Company and the Company’s representatives that are reserved for issuance, settlement and allocation upon exercise or vesting of Company Options. The Excluded Shares held by Merger Sub and the ordinary share of Merger Sub held by Parent which are issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such ordinary share of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company and shall be registered in the name of Parent at the Effective Time. All other Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist for nil consideration or distribution at the Effective Time, and each holder of any such Excluded Shares shall cease to have any rights with respect thereto except the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and remain unpaid at the Effective Time.

The “Dissenting Shares” refer to all the Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly delivered and not effectively withdrawn a Dissent Notice (as defined below) or lost their rights to dissent from the Merger, or dissenter rights, in accordance with section 238 of the Cayman Islands Companies Act. If and to the extent that shareholders of the Company are entitled to dissent from the Merger under section 238 of the Cayman Islands Companies Act, each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in accordance with the Merger Agreement and the holders of the Dissenting Shares shall be entitled to receive only the payment of the fair value of such Dissenting Shares determined in accordance with the provisions of section 238 of the Cayman Islands Companies Act.

Treatment of Company Options

At or immediately prior to the Effective Time, the Company shall terminate its Company Equity Plans (as defined in the Merger Agreement), and any outstanding award agreements granted under the Company Equity Plans. At the Effective Time, without any action on the part of the holder of options to acquire the Ordinary Shares granted under the Company Equity Plans (each a “Company Option”), each Company Option granted under the Company Equity Plans that is outstanding and unexercised as of the Effective Time, whether vested or unvested pursuant to the Company Equity Plans, will be canceled in exchange therefor the right to receive, as soon as reasonably practicable after the Effective Time, an employee incentive award of Parent, to replace such Company Option, pursuant to terms and conditions to be determined by Parent that are similar to those of the applicable Company Equity Plan and the award agreement with respect to such granted and unexercised Company Option.

Treatment of Dissenting Shares

All Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who will have validly delivered and not effectively withdrawn a Dissent Notice (as defined below), or have not otherwise lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Cayman Islands Companies Act (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) will be cancelled at the Effective Time and the Dissenting Shareholders will not be entitled to receive the Per Share Merger Consideration and will instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.

After receipt of a copy of the Plan of Merger, and in any event prior to the expiry of twenty (20) calendar days after receipt of a copy of the Plan of Merger, any shareholder that wishes to exercise its Dissenters’ Rights (as defined below) must deliver written notice to the Company as contemplated by Section 238(5) of the Cayman Islands Companies Act setting out (A) the Dissenting Shareholder’s name and address, (B) the number and classes of its Dissenting Shares (which must be all of the shares in the Company of which the Dissenting Shareholder is the registered holder), and (C) a demand for payment of the fair value of such Dissenting Shares (each such notice, a “Dissent Notice”) and, if validly served, will be deemed to be written notice of an election to dissent with regard to the relevant Dissenting Shares for the purposes of Section 238(5) of the Cayman Islands Companies Act.

The Company will give Parent (i) prompt notice of any Dissent Notice or any other demands for appraisal or written offers as received by the Company, written withdrawals of Dissent Notices or any other such notices received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to participate in negotiations and proceedings with respect to any such notice or demand for appraisal under the Cayman Islands Companies Act. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent, make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

For the avoidance of doubt, all Shares held by Dissenting Shareholders who have not validly exercised or who have effectively withdrawn or lost their Dissenters’ Rights under Section 238 of the Cayman Islands Companies Act will thereupon not be Dissenting Shares and will be cancelled and cease to exist as of the Effective Time, and will be converted at the later of (i) the Effective Time, and (ii) the occurrence of such event, into the right to receive the Per Share Merger Consideration, without any interest thereon.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Merger Sub and Parent and representations and warranties made by Merger Sub and Parent to the Company as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties as set forth in the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to Unaffiliated Security Holders, and may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by (a) reference to its public disclosures with the SEC prior to the date of the Merger Agreement but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure and (b) any matter with respect to which any of the Founders has actual knowledge of, or after reasonable inquiry and investigation would reasonably be expected to have actual knowledge of.

“Material Adverse Effect” as used in the Merger Agreement means any change, effect, development, circumstance, condition, state of facts, event or occurrence (each an “Effect” and collectively “Effects”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of the Company and its subsidiaries, taken as a whole, or materially delay or prevent the consummation of the Merger and the other transactions contemplated by the Merger Agreement. However, no Effects to the extent resulting or arising from the following, either alone or in combination, will be deemed to constitute a Material Adverse Effect or will be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company operates; (b) general economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, including changes in interest or exchange rates; (c) any change in the generally accepted accounting principles in the United States (“GAAP”) or interpretation thereof; (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation or other change in any applicable law of or by any governmental entity; (e) any action taken, or the failure to take any action, as required by the terms of the Merger Agreement or at the written request or with the written consent of Parent or Merger Sub, and any Effect directly attributable to the negotiation, execution or announcement of the Merger Agreement and the transactions contemplated under the Merger Agreement (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable law) and any adverse change in customer, employee (including employee departures), supplier, financing source, lessee, licensor, licensee, sub-licensee, shareholder, joint venture partner or similar relationship directly resulting therefrom; (f) decline in the price or trading volume of the Ordinary Shares and/or ADSs (provided that the facts or occurrences giving rise or contributing to such decline that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (g) any failure by the Company to meet any internal or published projections, budgets, plans or forecasts, estimates, predictions or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, pandemics (including without limitation COVID-19 and its variants), tornadoes, hurricanes, or other weather conditions or natural calamities or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement; and (i) any reduction in the credit rating of the Company or its subsidiaries (provided that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); provided that if any Effect described in clauses (a), (b), (c), (d) and (h) has had a materially disproportionate adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry or industries in which the Company operates, then the incremental impact of such event will be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

The representations and warranties made by the Company to Merger Sub and Parent include representations and warranties relating to, among other matters:

•	the due organization, existence, good standing and authority to carry on the businesses of the Company and its subsidiaries;

•	the capitalization of the Company, including with respect to the number and type of shares;

•

the due execution of the Merger Agreement by the Company, and the power and authority of the Company to execute and deliver, and perform its obligations under, the Merger Agreement and the Plan of Merger;

•	the Board having approved the Merger Agreement, the Plan of Merger and the related transactions;

•

there being no required consents and approvals relating to the Company’s execution and delivery, or performance of its obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

•

the Company having timely filed with or furnished to the SEC since January 1, 2019 all documents required under the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the SEC thereunder;

•

as of the date of the Merger Agreement, the Company having not received any comments from the staff of SEC with respect to any of the documents filed with or furnished to the SEC by the Company that remain unresolved, or received any inquiry or information request from the staff of the SEC as of the date of the Merger Agreement as to any matter affecting the Company that has not been adequately addressed;

•

the Company’s audited and unaudited financial statements filed with or furnished to the SEC since January 1, 2019, having been prepared in accordance with GAAP and having presented fairly, in all material respects, the financial position, results of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries as of and for the periods presented;

•

since January 1, 2022 through the date of the Merger Agreement, the Company (a) having conducted its business in the ordinary course consistent with past practice in all material respects, and (b) (i) there has not been any Material Adverse Effect and (ii) there has not been any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

•

none of the information supplied or to be supplied in writing by or on behalf of the Company or any of its subsidiaries for inclusion or incorporation by reference in this Transaction Statement will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

•

the Special Committee having received the opinion of Houlihan Lokey (China) Limited (“Houlihan Lokey”) to the effect that, as of June 16, 2022 and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received by holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, is fair, from a financial point of view, to such holders; and

•	the absence of any broker’s, finder’s or financial advisory fees, other than the fees of Houlihan Lokey.

The representations and warranties made by Merger Sub and Parent to the Company include representations and warranties relating to, among other matters:

•	their due organization, existence and good standing;

•	the capitalization of Parent and Merger Sub, including with respect to the number and type of shares, and absence of prior activities;

•	their due execution of the Merger Agreement and their power and authority to execute and deliver, and perform their obligations under, the Merger Agreement and the Plan of Merger;

•

there being no required consents and approvals relating to Merger Sub’s or Parent’s execution and delivery of, or performance of their obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

•	delivery of the duly executed Equity Commitment Letters by Parent and Limited Guarantee by the Guarantors;

•

the sufficiency of funds for Merger Sub and the Surviving Company to pay (i) the Merger Consideration and (ii) any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement and all related fees and expenses;

•

the absence of litigation, judicial or administrative proceedings, or governmental orders pending (or to Parent’s knowledge, threatened) against Parent or Merger Sub that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the completion of the Merger;

•

none of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in this Transaction Statement will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

•	the solvency of the Surviving Company as of the Effective Time and immediately after the Effective Time;

•	the absence of any broker’s, finder’s or financial advisory fees; and

•

other than the Merger Agreement, the Limited Guarantee, the Equity Commitment Letters, the confidentiality agreements, each dated as of May 10, 2022, by and between the Company and the Founders and the Sponsors (the “Confidentiality Agreements”), the Rollover Agreements and a consortium agreement, dated as of April 28, 2022, by and among the Founders and the Sponsors (the “Consortium Agreement”), there are no agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub or any of their affiliates (excluding the Company and its subsidiaries), on the one hand, and any directors, officers, employees or shareholders of the Company or any subsidiary of the Company, on the other hand, that relate in any way to the transactions contemplated by the Merger Agreement (other than any agreements, arrangements or understandings entered into after the date of the Merger Agreement that solely relate to matters as of or following the Effective Time and do not in any way affect the securities of the Company outstanding prior to the Effective Time); or (ii) to which Parent or Merger Sub is a party and pursuant to which any management member, director or shareholder of the Company would be entitled to receive consideration in respect of the Company’s equity interests of a different amount or nature than the consideration that is provided under the Merger Agreement.

Conduct of Business Pending the Merger

The Company has agreed that between the date of the Merger Agreement and the Effective Time or the date, if any, on which the Merger Agreement is terminated, except (a) as expressly required by the Merger Agreement; (b) as required by applicable law; or (c) as consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), the Company (i) will (and will cause its subsidiaries to) conduct its business in all material respects in the ordinary course of business; and (ii) will not (and will not permit any of its subsidiaries to) take any action that is intended to result in any of the additional conditions to the Merger under the Merger Agreement not being satisfied.

No Solicitation

The Company has agreed that the Company will, and will cause each of its subsidiaries and instruct each of their respective directors, officers, financing sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives (the “Representatives”) acting in such capacity, (i) to immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing in furtherance or for the purpose of encouraging or facilitating a Competing Proposal (as defined below); (ii) not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party with respect to any Competing Proposal; and (iii) not to (A) solicit, initiate, knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal (including by way of furnishing nonpublic information with respect to the Company); (B) engage in or continue any discussions or negotiations with the intent of encouraging a Competing Proposal, or furnish to any other person nonpublic information in furtherance or with the intent of encouraging a Competing Proposal; (C) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement or agreement in principle contemplating or otherwise relating to a Competing Proposal; or (D) propose or agree to do any of the foregoing.

The Company has also agreed that neither the Board (acting upon recommendation of the Special Committee) nor the Special Committee may take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer.

Notwithstanding the foregoing restrictions, if, the Company or any of its Representatives receives an unsolicited, bona fide written Competing Proposal from any person or group of persons, which Competing Proposal did not arise or result from the Company’s breach of the Merger Agreement, if the Special Committee has determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) appropriate or desirable, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) or that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then the Board (acting upon the recommendation of the Special Committee) or the Special Committee may, directly or indirectly through the Company Representatives, (A) furnish, pursuant to a confidentiality agreement entered into by and between the Company and such person or group of persons who has made such Competing Proposal that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under the Merger Agreement), information (including nonpublic information) with respect to the Company and its subsidiaries to the person or group of persons who has made such Competing Proposal; provided that the Company will provide to Parent any nonpublic information concerning the Company or any of its subsidiaries that is provided to any person given such access which was not previously provided to Parent or its Representatives as soon as reasonably practicable after providing such information to such third party, and (B) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Competing Proposal.

The Company has agreed to notify Parent promptly (but in no event later than forty-eight (48) hours) after its receipt of any written Competing Proposal, or any written request for nonpublic information relating to the Company or any of its subsidiaries by any person that informs the Company or any of its subsidiaries that it is considering making, or has made, a Competing Proposal, or any written inquiry from any person seeking to have discussions or negotiations with the Company or any of its subsidiaries relating to a possible Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Parent. Such notice will be in writing, and will indicate the identity of the person making the Competing Proposal, inquiry or request and providing copies of such written Competing Proposal, inquiry, request or offer. The Company has agreed that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits it from providing any information to Parent in accordance with the Merger Agreement.

A “Competing Proposal” means any proposal or offer from any person (other than the Founders, Parent and Merger Sub) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; (ii) acquisition of 20% or more of the outstanding Ordinary

Shares (including Ordinary Shares represented by ADSs); (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs); (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Ordinary Shares involved is 20% or more; in each case, other than the transactions contemplated under the Merger Agreement.

Notwithstanding the foregoing restrictions, prior to the Closing, the Board (upon the recommendation of the Special Committee) may terminate the Merger Agreement to enter into an Alternative Acquisition Agreement in response to a Competing Proposal not solicited in violation of the Merger Agreement, if the Special Committee has determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that (i) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law or (ii) such Competing Proposal constitutes a Superior Proposal; provided, however, that (A) the Board (or any committee thereof, including the Special Committee) has given Parent at least three (3)-business days’ prior written notice of its intention to take such action (which notice will include, to the extent not previously provided pursuant to the Merger Agreement, an unredacted copy of the Competing Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto and a written summary of the material terms of any Superior Proposal not made in writing), (B) during such three (3) business day period, the Special Committee will have considered in good faith and, if requested by Parent, engaged in good faith discussions with Parent regarding any revisions to the Merger Agreement proposed in writing by Parent, (C) following the end of such notice period, the Special Committee will have determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; provided, further, that in the event of any material change to the material terms of such Superior Proposal, the Company will, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above and the notice period in clause (A) will have recommenced and the conditions in clauses (B) and (C) will have occurred again, except that the notice period will be at least two (2) business days (rather than the three (3) business days otherwise contemplated by clause (A) above).

A “Superior Proposal” means any bona fide written Competing Proposal that the Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with its independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, and taking into account such factors as the Special Committee considers appropriate, which may include the legal, regulatory and other aspects of the proposal and the person making the proposal, is more favorable to the Company’s shareholders (other than the holders of the Excluded Shares) than the transactions contemplated under the Merger Agreement (taking into account, as the case may be, any revisions to the terms of the Merger Agreement, proposed by Parent in response to such proposal or otherwise); provided that, for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal will be deemed to be references to “50%”; provided, further, that any such offer will not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the person making such proposal and non-contingent or if the transaction contemplated by such Competing Proposal is not reasonably capable of being completed on the terms proposed without unreasonable delay.

An “Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality

Agreements; provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under the Merger Agreement) (A) constituting or that would reasonably be expected to lead to any Competing Proposal or (B) requiring the Company to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Notwithstanding anything to the contrary under the Merger Agreement, prior to the Closing, the Board (acting upon recommendation of the Special Committee) or the Special Committee may direct the Company to terminate the Merger Agreement (other than in response to a Competing Proposal) (such a termination, the “Intervening Event Termination”) if and only if (i) any material development, fact, event, change, effect, occurrence or circumstance that materially improves or would be reasonably likely to materially improve the financial condition, business or results of operation of the Company and its subsidiaries, taken as a whole, has occurred or arisen or first become known to the Special Committee after execution of the Merger Agreement and prior to the Closing that was not known to or reasonably foreseeable by the Special Committee prior to execution of this Agreement (an “Intervening Event”); provided that in no event will the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence or terms of a Competing Proposal or any matter relating thereto or (y) any change in the price of the Ordinary Shares or ADSs (provided that the exception to this clause (y) will not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Board has first reasonably determined in good faith, after consultation with outside legal counsel it considers (in its sole discretion) as appropriate or desirable, that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, (iii) at least three (3) business days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action, which notice will contain reasonably sufficient information about the Intervening Event to enable Parent to propose revisions to the terms of the Merger Agreement in such a manner that would obviate the need for taking such action, (iv) during such three (3) business day period, the Special Committee will have considered in good faith and, if requested by Parent, engaged in good faith discussions with Parent regarding any revision to the Merger Agreement proposed in writing by Parent, and (v) the Board (acting upon recommendation of the Special Committee) or the Special Committee, following such notice period, again will have determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law.

Directors’ and Officers’ Indemnification and Insurance

Parent has agreed that it will, and will cause the Surviving Company to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6)-year period has been finally disposed of), honor and fulfill in all respects the obligations of the Company and each of its subsidiaries to the fullest extent permissible under applicable law, under the organizational or governing documents of the Company and such subsidiary, in each case, as in effect on the date of the Merger Agreement and under any indemnification or other similar agreements in effect on the date thereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such organizational or governing documents or Indemnification Agreements (including each present and former director and officer of the Company) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of the Merger Agreement and the transaction contemplated under the Merger Agreement.

Parent has agreed that, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6)-year period has been finally disposed of), Parent will, and will cause the Surviving Company to, comply with all of the Company’s obligations to (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such prior to the Effective Time, or (B) the Merger Agreement and any of the transaction contemplated under the Merger Agreement; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it is ultimately determined that such Covered Person is not entitled to be indemnified. Parent and the Surviving Company (x) will not be liable for any settlement effected without their prior written consent (which consent will not be unreasonably withheld, delayed or conditioned); (y) will not have any obligation under the Merger Agreement to any Covered Person to the extent that a court of competent jurisdiction will determine in a final and non-appealable order that such indemnification is prohibited by applicable law, in which case the Covered Person will promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise); and (z) will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under the Merger Agreement unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6)-year period has been finally disposed of), the organizational and governing documents of the Surviving Company will, to the extent consistent with applicable law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the organizational and governing documents of the Company in effect on the date of the Merger Agreement and will not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger will continue in full force and effect in accordance with their terms.

For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6)-year period has been finally disposed of), Parent will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided that Parent will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent will maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, that if the Company in its sole discretion elects, by giving written notice to Parent at least five (5) business days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company will purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage will have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects will be comparable to such existing coverage); provided, further, that the annual premium may not exceed the Base Premium.

No Amendment to Rollover Agreements

Parent and Merger Sub will not, and will cause its respective affiliates not to (a) amend, modify, withdraw, waive or terminate any Rollover Agreement or (b) enter into or modify any other contract relating to the transactions contemplated under the Merger Agreement.

Other Covenants

The Merger Agreement also contains covenants of the Company, on the one hand, and Merger Sub and Parent, on the other hand, relating to, among other matters:

•

use of reasonable best efforts to (i) take (or cause to be taken) all appropriate actions and do (or cause to be done) all things necessary, proper or advisable under applicable law, or otherwise to consummate and make effective the transactions contemplated under the Merger Agreement as promptly as practicable (including, without limitation, the Board shall duly adopt the resolutions and provide other reasonable assistance to effect the Rollover Shareholders’ contribution of their respective Ordinary Shares to Merger Sub prior to the Closing); (ii) obtain (or cause their affiliates to obtain) from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity, in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated under the Merger Agreement; and (iii) as promptly as reasonably practicable after the date of the Merger Agreement, make (or cause their affiliates to make) all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to the Merger Agreement and the transactions contemplated under the Merger Agreement under other applicable law; provided that the Company, Merger Sub and Parent will cooperate with each other in determining whether any action by or in respect of (or filing with) any governmental entity is required in connection with the consummation of the transactions contemplated under the Merger Agreement and seeking any such actions, consents, approvals or waivers or making any such filings; provided, further, that none of Parent, its direct or indirect shareholders or its affiliates and the Company and its subsidiaries is required to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or any of its affiliates’ (including, after the Effective Time, the Company or its subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interests therein, or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the shares of the Surviving Company (a “Non-Required Remedy”);

•	use of reasonable best efforts to obtain any third-party consents necessary or required to consummate the transactions contemplated under the Merger Agreement;

•	the filing of this Transaction Statement with the SEC and cooperation in response to any comment from the SEC with respect to this Transaction Statement;

•

reasonable access for Parent and its Representatives during normal business hours to the Company’s contracts, books, records, analysis, projections, plans, systems, senior management, commitments, offices and other facilities and properties between the date of the Merger Agreement and the earlier of the Effective Time and termination of the Merger Agreement, subject to certain restrictions;

•

(i) prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to transactions contemplated under the Merger Agreement; (ii) keeping the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) prompt notice of any communication to or from any governmental entity regarding the Merger;

•

consultation and cooperation with the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the transactions contemplated under the Merger Agreement;

•

use of reasonable best efforts by each party to take all actions necessary so that no takeover, anti-takeover, moratorium, “fair price,” “control share” or other similar law is or becomes applicable to the Merger or any other transaction contemplated by the Merger Agreement;

•	reasonable opportunity to participation in the defense of litigation relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and

•

use of reasonable best efforts to enable the removal of the ADSs from the OTC Market and the termination of the registration of the Ordinary Shares and ADSs under the Exchange Act, as promptly as practicable after the Effective Time.

Conditions to the Merger

The respective obligations of the Company, Merger Sub and Parent to effect the Merger are subject to the satisfaction on or prior to the date of the Closing of the following conditions (any or all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable law and the Merger Agreement):

•

no law, statute, rule or regulation having been enacted or promulgated by any governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) which prohibits or makes illegal the consummation of the Merger and the other transactions under the Merger Agreement;

•

no order or injunction of a court or governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) being in effect which prevents the consummation of the Merger and the other transactions under the Merger Agreement in any material respect or imposes a Non-Required Remedy; and

•	not less than twenty (20) days having elapsed following the date when this Transaction Statement is first mailed to the Company’s shareholders.

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the date of the Closing of each of the following additional conditions:

•

(i) the representations and warranties of the Company set forth in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04 and Section 4.10 of the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and as of date of the Closing, as though made as of such date; (ii) the representations and warranties of the Company set forth in Section 4.07(b)(i) of the Merger Agreement being true and correct in all respects as of the date of the Merger Agreement and as of the date of the Closing as though made as of such date; and (iii) each of the other representations and warranties of the Company set forth in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the date of the Closing as though made as of such date, except (x) in the case of each of clauses (i), (ii) and (iii), representations and warranties that by their terms speak as of a specific date being true and correct only as of such date; and (y) in the case of sub-clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate, have not had (and would not reasonably be expected to have) a Material Adverse Effect;

•

the Company having performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•	since the date of the Merger Agreement, no Material Adverse Effect having occurred and continuing;

•

the holders of no more than 15% of the total issued and outstanding Ordinary Shares shall have validly served and not validly withdrawn a dissent notice on or before the deadline specified in the Merger Agreement; and

•

the Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an authorized executive officer of the Company, certifying as to the satisfaction of the conditions above.

The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the date of the Closing of each of the following additional conditions:

•

the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the date of the Closing as though made as of such date, except (i) representations and warranties that by their terms speak as of a specific date being true and correct only as of such date; and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate Merger and the other transactions under the Merger Agreement; and the Company having received a certificate signed on behalf of Parent and Merger Sub by a duly authorized executive officer of Parent and Merger Sub to the foregoing effect; and

•

Parent and Merger Sub having performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time, and the Company having received a certificate signed on behalf of Parent and Merger Sub by a duly authorized executive officer of Parent and Merger Sub to such effect.

Termination of the Merger Agreement

This Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned only prior to the Effective Time under the following circumstances:

•	by mutual written consent of Parent and the Company (acting upon the recommendation of the Special Committee);

•

by either Parent or the Company (acting upon the recommendation of the Special Committee), prior to the Effective Time, if there has been a breach by the other party or parties of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach (i) in the case of a breach by the Company, would result in the conditions to each party’s obligations to effect the Merger or conditions to obligations of Parent and Merger Sub not being satisfied; and (ii) in the case of a breach by Parent or Merger Sub, would result in the conditions to each party’s obligations to effect the Merger or conditions to obligations of Parent and Merger Sub not being satisfied (and in each case such breach or failure of a condition is not curable prior to the December 17, 2022 or a later date thereafter as mutually agreed upon by the Company and Parent (the “Outside Date”), or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of notice thereof by the defaulting party from the non-defaulting party, and (y) three (3) business days before the Outside Date); provided that the Merger Agreement may not be terminated by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

•

by either Parent or the Company, if the Effective Time has not occurred by 11:59 P.M., Hong Kong time on the Outside Date; provided that this right to terminate the Merger Agreement will not be available to any party if the Effective Time not occurring on or prior to the Outside Date was primarily due to such party’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement in any material respect;

•

by Parent at any time prior to the Effective Time upon any material breach by the Company of its obligations of non-solicitation under the Merger Agreement; provided that such material breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) ten (10) calendar days after the receipt of notice thereof by the Company from Parent, and (ii) three (3) business days before the Outside Date (provided that any such material breach that results in a Competing Proposal that is publicly disclosed shall not be curable);

•

by either the Company or Parent if a governmental entity of competent jurisdiction has issued a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; provided that this right to terminate the Merger Agreement will not be available to any party if the issuance of such final, non-appealable order was primarily due to such party’s failure to comply with any provision of the Merger Agreement in any material respect; provided, further, that the party seeking to terminate the Merger Agreement will have used such standard of efforts as may be required under the Merger Agreement to prevent, oppose and remove such restraint, injunction or other prohibition;

•	by the Company as a result of a (i) Superior Proposal or (ii) an Intervening Event Termination; or

•

by the Company if (i) all of the conditions to each party’s obligations to effect the Merger and conditions to obligations of Parent and Merger Sub have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has confirmed by written notice to Parent that all conditions to obligations of the Company have been satisfied, or that it is willing to waive any unsatisfied conditions to obligations of the Company, and that the Company is ready, willing and able to complete the Merger and (iii) Parent and Merger Sub have failed to effect the Closing within ten (10) business days following its receipt of the written notice from the Company.

Termination Fees

In the event that the Merger Agreement is terminated by the Company (acting upon the recommendation of the Special Committee), as a result of (i) a Superior Proposal; or (ii) an Intervening Event Termination, the Company will pay a termination fee to Parent in the amount of US$68,000 (the “Company Termination Fee”);

In the event that the Merger Agreement is terminated by the Company if (i) all of the conditions to each party’s obligations to effect the Merger and conditions to obligations of Parent and Merger Sub have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has confirmed by written notice to Parent that all conditions to obligations of the Company have been satisfied, or that it is willing to waive any unsatisfied conditions to obligations of the Company, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent and Merger Sub have failed to effect the Closing within ten (10) business days following its receipt of the written notice from the Company, Parent will pay a termination fee to the Company in the amount of US$136,000 (the “Parent Termination Fee”).

Amendment

The Merger Agreement may be amended, modified and supplemented, by written agreement of the Company, Merger Sub and Parent by action taken (i) with respect to Parent and Merger Sub, by or on behalf of their respective sole director; and (ii) with respect to the Company, by the Board (acting upon recommendation of the Special Committee). The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

Remedies and Limitations on Liability

The parties to the Merger Agreement may be entitled to specific performance of the terms and provisions of the Merger Agreement, including to seek an injunction or injunctions to prevent breaches of the Merger Agreement by the other parties and, in the case of the Company, to seek an injunction or injunctions, specific performance or other equitable relief to enforce Parent’s and/or Merger Sub’s obligations to consummate the Merger, in addition to any other remedy by law or equity.

The right of the Company to obtain an injunction, specific performance or other equitable relief to enforce Parent’s or Merger Sub’s obligations to consummate the Merger will be subject to the requirements that (i) Parent and Merger Sub are required to consummate the Merger pursuant to the Merger Agreement; and (ii) the Company has irrevocably confirmed in writing that it would take such actions that are within its control to cause the consummation of the Merger and the other transactions contemplated under the Merger Agreement to occur.

In the event that Parent or Merger Sub fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder (other than as a result of fraud or willful breach) or otherwise fail to perform (other than as a result of fraud or willful breach), then the Company’s right to terminate the Merger Agreement and receive the Parent Termination Fee and certain costs and expenses in connection with collection of the Parent Termination Fee and the guarantee of such obligations pursuant to the Limited Guarantee will be the sole and exclusive remedies of the Company and any of its subsidiaries, the direct or indirect shareholders of the Company or any of its subsidiaries, or any of their respective affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents (collectively, the “Company Group”) against (i) Parent or Merger Sub; (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, shareholders, or assignees of Parent or Merger Sub; (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Sub; or (iv) any holders or future holders of any equity, share, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (collectively, the “Parent Group”) for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated (other than as a result of fraud or willful breach). In the event that the Company fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder (other than as a result of fraud or willful breach), then Parent’s right to terminate the Merger Agreement and receive the Company Termination Fee and certain costs and expenses in connection with collection of the Company Termination Fee will be the sole and exclusive remedy of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated (other than as a result of fraud or willful breach).

Equity Commitment Letters

Pursuant to the Equity Commitment Letters, each of the Sponsors committed and agreed, subject to the terms and conditions set forth therein, at the Closing, to subscribe, or cause to be subscribed, directly or indirectly through one or more intermediate entities, for newly issued ordinary shares of Parent and to pay (or cause to be paid) to Parent, in immediately available U.S. dollar denominated funds, an aggregate amount in cash equal to US$1,000,000 (the “Commitment”) solely for the purposes of enabling Parent, directly or indirectly, together with the other financial resources of Parent, (a) to fund (or cause to be funded) the Merger Consideration and any other amounts required to be paid by Parent pursuant to the Merger Agreement, and (b) to pay (or cause to be paid) fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement (which, in each case and for the avoidance of doubt, shall not include Parent Termination Fee or any Guaranteed Obligations (as defined below) in respect of Parent Termination Fee under the Limited Guarantee). Each of the Sponsors and its permitted assigns shall not under any circumstances be obligated to fund, or to cause to be funded, an aggregate amount in excess of the Commitment. The obligation of each of the Sponsors (together with its permitted assigns) to fund the Commitment is subject to certain conditions specified in the applicable Equity Commitment Letter. The proceeds shall be used solely for funding the payment obligations of Parent at the Closing and the payment of related fees and expenses in connection with the consummation of the Transaction and pursuant to and in accordance with the Merger Agreement, and for no other purpose.

Each Equity Commitment Letter and each of the Sponsors’ obligation to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the Effective Time, (b) the valid termination of the Merger Agreement pursuant to the terms thereof, (c) the satisfaction in full of Sponsor’s obligation to complete the funding of the Commitment at or prior to the Closing, (d) commencement of any claim for specific performance against Parent if Parent is not required to perform its obligations under the Merger Agreement to pay the Merger Consideration pursuant to a final and non-appealable order by an arbitration tribunal or court of competent jurisdiction, (e) the assertion by the Company or any of its affiliates, directly or indirectly, in any litigation, arbitration or other Legal Proceedings of certain claim (whether in tort, contract or otherwise, and including in respect of any oral representations made or alleged to be made in connection therewith) against the Sponsor, any Non-Recourse Party (as defined in the Limited Guarantee) or Parent, as applicable, relating to the Equity Commitment Letters, the Limited Guarantee, the Merger Agreement, or any other transaction document in connection with the Proposed Transaction, or any of the transactions contemplated thereby, and (f) the failure of any of the conditions to the obligation of the Sponsor to fund the Commitment to be satisfied or waived by the Sponsor by the Outside Date.

The summary above describes the material terms of the Equity Commitment Letters but does not purport to describe all of the terms of the Equity Commitment Letters and is qualified in its entirety by reference to the complete text of the Equity Commitment Letters, which are attached as Exhibit (d)(12) and Exhibit (d)(13) to this Transaction Statement.

Limited Guarantee

To induce the Company to enter into the Merger Agreement, each Guarantor, absolutely, irrevocably and unconditionally guarantees to the Company, severally but not jointly, subject to the terms and conditions set forth in the Limited Guarantee, the due and punctual performance and discharge as and when due of the payment obligations of Parent with respect to the payment of the Parent Termination Fee if and when due pursuant to the Merger Agreement (the “Guaranteed Obligations”); provided that the Limited Guarantee may be enforced for money damages only and in no event shall a Guarantor’s aggregate liability under the Limited Guarantee exceed such Guarantor’s respective percentage of the Parent Termination Fee.

This summary of the material terms of the Limited Guarantee does not purport to describe all of the terms of the Limited Guarantee and is qualified in its entirety by reference to the complete text of the Limited Guarantee, which is attached as Exhibit (d)(14) to this Transaction Statement.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

Merger Sub will hold at least 90% of the total voting power in the Company prior to the Closing pursuant to the Rollover Agreement and the Merger will constitute a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act. A “short-form” merger does not require the vote or approval of shareholders if a copy of the Plan of Merger is given to every registered shareholder of the Company. Therefore, the shareholders will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights

As the Merger will constitute a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On January 28, 2021, the Financial Services Division of the Grand Court of the Cayman Islands (the “Court”) delivered a judgment at first instance (In the matter of Changyou.com Limited (28 January 2021, FSD 120 of 2020 (ASCJ))) in which the Court determined that Dissenters’ Rights are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised (the “Judgment”). Although the Judgment is subject to appeal, and noting that the Cayman Islands Companies Act does not expressly provide a mechanism by which such rights might be properly exercised, we have determined to offer shareholders the right to dissent from the Merger and to seek an appraisal of the fair value of such shareholders’ Shares under Section 238(1) of the Cayman Islands Companies Act (“Dissenters’ Rights”) provided that the procedural steps as set out in the Merger Agreement and Plan of Merger, which provisions are in line with the procedure set forth in the Judgment, are followed.

Shareholders who elect to exercise Dissenters’ Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they deliver to the Company, within twenty (20) calendar days following delivery of the Plan of Merger, a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN TWENTY DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE QUOTED ON THE OTC MARKET. THE SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE BUT THE OTC MARKET, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE OR OVER THE COUNTER, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO US$0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A

ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).

A copy of section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.

Purposes and Effects of the Merger

The purpose of the Merger is to enable Parent to acquire direct ownership of all of the outstanding equity capital in the Company which Parent does not beneficially own following completion of the transactions contemplated under the Rollover Agreements, and to cause Unaffiliated Security Holders to be cashed out and obtain immediate liquidity. Parent will enjoy any future earnings and growth of the Company and bear the burden of any future losses of the Company. See “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board,” “Special Factors—Buyer Filing Persons’ Reasons for the Merger” and “Item 6—Purposes of the Transaction and Plans or Proposals” for additional information.

The ADSs are currently quoted on the OTC Market under the symbol “LAIXY.” Following the Effective Time, the Company will cease to be a public company and will instead be directly wholly owned by Parent. Following the completion of the Merger, the ADS program will terminate and the ADSs will cease to be quoted on the OTC Market. In addition, registration of the ADSs and the underlying Ordinary Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if Shares are not listed on a national securities exchange and there are fewer than 300 record holders thereof. Ninety (90) days after the filing of Form 15 by the Company in connection with the completion of the Merger, or such shorter period as may be determined by the SEC, registration of the ADSs and the underlying Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC. The Company has estimated that no longer being a public company will result in a saving of direct costs of approximately $600,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. See “Special Factors—Effects of the Merger on the Company” for additional information.

Plans for the Company After the Merger

The Buyer Filing Persons anticipate that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a public company and will instead be a direct, wholly-owned subsidiary of Parent. Following completion of the Merger and the anticipated deregistration of the ADSs and Shares, the Company will no longer be subject to the periodic reporting and other informational requirements of the Exchange Act and the ADSs will no longer be listed on any securities exchange or quotation system, including the OTC Market.

Recommendation of the Special Committee to the Board

The Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of independent financial and legal advisors, unanimously (i) determined that it is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders, and declared it advisable, to enter into the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the transactions contemplated thereby, including the Merger, and (ii) recommended that the Board approve the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the transactions contemplated thereby, including the Merger. The Board, acting on the unanimous recommendation of the Special Committee, after due consideration, (i) determined that it is fair

(both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders, and declares it advisable, to enter into the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the transactions contemplated thereby, including the Merger, and (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the transactions contemplated thereby, including the Merger.

For a detailed discussion of the material factors considered (a) by the Special Committee in determining that the Transaction Agreements are fair to and in the best interests of the Company and Unaffiliated Security Holders and in recommending that the Board authorize and approve the Transaction Agreements and the Transactions and (b) by the Board in determining on behalf of the Company that the Transaction Agreements are fair to and in the best interests of the Company and Unaffiliated Security Holders and in authorizing and approving the execution, delivery and performance of the Transaction Agreements and the consummation of the Transactions, please see “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” and “Special Factors—Primary Benefits and Detriments of the Merger.”

Position of the Buyer Filing Persons as to Fairness

Each Buyer Filing Person believes that the Merger is fair to Unaffiliated Security Holders. The belief is based upon the factors discussed under the caption “Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger.” The Buyer Filing Persons are making this statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Financing of the Merger

The Company and the Buyer Filing Persons estimate the total amount of funds necessary to complete the Merger and the Proposed Transaction, excluding payment of fees and expenses in connection with the Merger, would be approximately US$1.93 million, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Filing Persons did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement. This amount includes the cash to be paid to the Unaffiliated Security Holders as well as the related costs and expenses, in connection with the Proposed Transaction. The Merger is expected to be funded through cash contributions by the Sponsors each in an amount of US$1,000,000.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Houlihan Lokey to act as its financial advisor in connection with the Merger. On June 16, 2022, Houlihan Lokey orally rendered to the Special Committee its opinion (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion, dated June 16, 2022, addressed to the Special Committee) as to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs of the Company (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Merger Consideration to be received by holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs of the Company (other than ADSs representing the Excluded Shares) pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion and did not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding. The summary of Houlihan

Lokey’s opinion in this Transaction Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (c)(1) to this Transaction Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Transaction Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any shareholder or holder of ADSs or any other Person as to how to act with respect to any matter relating to the Merger. See “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 45 of this Transaction Statement.

Share Ownership of the Company’s Directors and Executive Officers

As of August 5, 2022, the directors and executive officers of the Company beneficially owned an aggregate of 663,572 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 19,675,674 Class B Ordinary Shares. See “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement and “Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

Interests of the Buyer Filing Persons and the Other Rollover Shareholders

Following the completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding equity share capital in the Company. As a result, following the Merger, Parent will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future, and will bear the burden of any future losses of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. In addition, Parent will be able to benefit from the elimination of the Company’s costs and burdens associated with being a public company, such as the burden and expense of reporting and other disclosure requirements of the Exchange Act. The Buyer Filing Persons and the Other Rollover Shareholders will also be able to benefit from any enhancement in the Company’s value following the completion of the Merger that may result from the Company having more freedom to focus on long-term strategic planning and being able to adjust strategies for the Company.

Interests of the Company’s Directors and Executive Officers in the Merger

The Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Company’s shareholders generally. These interests include the following:

•	the beneficial ownership of equity interests in Parent by the Rollover Shareholders that are affiliates of the Company’s directors and executive officers;

•

continued indemnification rights, rights to advancement of fees, and directors’ and officers’ liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time;

•

the monthly compensation of US$18,000 of each member of the Special Committee in exchange for his or her services in such capacity (and, in the case of the chairman of the Special Committee, monthly compensation of US$20,000); and

•	the continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions with respect to the Merger Agreement, the Plan of Merger, and related matters. See “Special Factors—Interests of Certain Persons in the Merger.”

Material U.S. Federal Income Tax Consequences

The receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors—Material U.S. Federal Income Tax Consequences.” The tax consequences of the Merger to a holder of the Ordinary Shares or ADSs will depend upon that holder’s particular circumstances. Holders of the Ordinary Shares or ADSs should consult their own tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to them.

PRC Tax Consequences

See “Special Factors—PRC Tax Consequences.”

Cayman Islands Tax Consequences

See “Special Factors—Cayman Islands Tax Consequences.”

Regulatory Matters

The Company and the Buyer Filing Persons do not believe that any material regulatory approval, filing, or notice is required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of each of the Company and Merger Sub prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub and (v) notification of the Merger being published in the Cayman Islands Government Gazette.

Litigation Related to the Merger

The Company and the Buyer Filing Persons are not aware of any legal proceeding challenging the Merger Agreement, the Plan of Merger, the Merger or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company will no longer be a public company, and the Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the Effective Time.

Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement, the Merger and the related transactions will be paid by the party incurring such expenses whether or not the Merger is completed. See “Special Factors—Fees and Expenses.”

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers address briefly some questions Unaffiliated Security Holders may have regarding the Merger. These questions and answers may not address all questions that may be important to the Unaffiliated Security Holders as holders of the Ordinary Shares or ADSs. See the more detailed information contained elsewhere in this Transaction Statement and the documents referred to or incorporated by reference in this Transaction Statement.

Q:	What is the Merger?

A:

The Merger is a going-private transaction pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. The Merger will be effected through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act. After the Merger is completed, the Company will be a privately held company and all of its issued shares will be owned directly by Parent. As a result of the Merger, the ADSs will cease to be quoted on the OTC Market, and the Company will cease to be a public company.

Q:	What consideration will I be entitled to receive in the Merger?

A:

Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time, (i) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Ordinary Shares represented by ADSs) will be canceled and cease to exist in exchange for the right to receive US$0.1357 in cash per Ordinary Share without interest (subject to adjustment); (ii) the Dissenting Shares will be cancelled and cease to exist at the Effective Time in accordance with Section 238(7) of the Cayman Islands Companies Act, and the holders of such Dissenting Shares shall be entitled to receive only the payment of the fair value of their Dissenting Shares as determined by the Court in accordance with the provisions of Section 238 of the Cayman Islands Companies Act; and (iii) each ADS (other than ADSs representing Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Ordinary Shares represented by such ADSs, will be canceled in exchange for the right to receive the Per ADS Merger Consideration of US$1.90 in cash per ADS without interest and net of any applicable withholding taxes (subject to adjustment as described below), less the applicable US$0.05 per ADS cancellation fee pursuant to the terms of the Deposit Agreement and any applicable expenses, taxes and other governmental charges.

See “Special Factors—Material U.S. Federal Income Tax Consequences,” “Special Factors—PRC Tax Consequences” and “Special Factors—Cayman Islands Tax Consequences” for a description of the tax consequences of the Merger. Unaffiliated Security Holders should consult their own tax advisors for a full understanding of how the Merger will affect their U.S. federal, state, and local and PRC and other non-U.S taxes.

Q:	How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:

If the ADSs are held in a securities account with a broker, bank or other intermediary, the beneficial holder will not be required to take any action to receive the net Per ADS Merger Consideration, because the Depositary will arrange for the surrender of the ADSs and the remittance of the Per ADS Merger Consideration, less applicable fees, expenses, taxes and governmental charges, to The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to the beneficial holder’s broker, bank or other intermediary on the holder’s behalf. Such beneficial holders of the ADSs with questions concerning receipt of the net Per ADS Merger Consideration should contact their brokers, banks or other intermediaries.

If the ADSs are not held in a securities account with a broker, bank or other intermediary and are registered in the name of the holder on the books of the Depositary and held directly by the beneficial holder in uncertificated form, after the completion of the Merger, the Depositary will send or cause to be sent to the holder the Per ADS Merger Consideration, less applicable fees, expenses, taxes and governmental charges, in exchange for the cancellation of all of the beneficial holder’s ADSs. The Per ADS Merger Consideration may be subject to U.S. federal backup withholding taxes if the Depositary has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

If the ADSs are evidenced by certificates, also referred to as American Depositary Receipts (“ADRs”), upon the holder’s surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to the holder by the Depositary after the Effective Time), after the completion of the Merger, the Depositary will send or cause to be sent to the holder the Per ADS Merger Consideration, less applicable fees, expenses, taxes and governmental charges, for each ADS represented by the ADRs in exchange for the cancellation of the ADRs.

Q:	How will a holder of the Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:

If the Ordinary Shares are held directly by a registered holder, promptly after the Effective Time a bank or trust company appointed by Parent, which will act as paying agent (the “Paying Agent”), will mail to the holder (i) a form of letter of transmittal specifying how the delivery of the net Per Share Merger Consideration to the holder will be made and (ii) instructions for surrendering share certificates in exchange for the net Per Share Merger Consideration. Subject to complying with these instructions, the holder will receive cash for the holder’s Ordinary Shares from the Paying Agent. Upon surrender of the share certificates or a declaration of loss or non-receipt, the holder will receive an amount in cash equal to the number of the holder’s Ordinary Shares multiplied by the net Per Share Merger Consideration, in exchange for cancellation of the holder’s Ordinary Shares. The Per Share Merger Consideration may be subject to U.S. federal backup withholding taxes if the Paying Agent has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

Q:	How will the Company Options be treated in the Merger?

A:

At or immediately prior to the Effective Time, the Company will terminate the Company Equity Plans, and any relevant award agreements applicable to the Company Equity Plans. At the Effective Time, without any action on the part of the holder of the Company Options, each Company Option granted under the Company Equity Plan that is outstanding and unexercised as of the Effective Time, whether vested or unvested, will be canceled in exchange therefor the right to receive, as soon as reasonably practicable after the Effective Time, an employee incentive award of Parent, to replace such Company Option, pursuant to terms and conditions to be determined by Parent that are similar to those of the Company Equity Plan and the award agreement with respect to such granted and unexercised Company Option.

Q:	When do you expect the Merger to be completed?

A:

The Company and the Buyer Filing Persons currently expect the Merger to be completed in the second half of 2022. In order for the Merger to be completed, the closing conditions under the Merger Agreement, including the passage of not less than twenty (20) days after this Transaction Statement is first mailed to the shareholders of the Company, must be satisfied or waived.

Q:	What will be the result if the Merger is not completed?

A:

If the Merger is not completed for any reason, Unaffiliated Security Holders will not receive any payment for their Ordinary Shares or ADSs pursuant to the Merger Agreement, the Company would remain a public company, and the ADSs would continue to be quoted on the OTC Market as long as the Company continues to meet the relevant requirements.

Q:	Will shareholders be able to assert dissenters’ rights (also referred to as “appraisal rights”) in connection with the Merger?

A:

Yes. Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares if the Merger is consummated as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act and as more fully set out in the Merger Agreement and Plan of Merger, but only if they deliver to the Company a dissent notice within twenty (20) calendar days of delivery of the Plan of Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, a copy of which is attached as Exhibit (f)(2) to this Transaction Statement. The fair value of each of their Shares as determined in accordance with the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement and Plan of Merger if they do not exercise Dissenters’ Rights with respect to their Shares.

ADS holders will not have the right to dissent from the Merger and receive payment of the fair value of the Class A Ordinary Shares underlying their ADSs. The ADS depositary will not exercise or attempt to exercise any Dissenters’ Rights with respect to any of the Class A Ordinary Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise Dissenters’ Rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Class A Ordinary Shares and become registered holders of such Class A Ordinary Shares within twenty (20) calendar days after delivery of the Plan of Merger to the ADS depositary (as the registered holder of each Class A Ordinary Share that is represented by ADSs). Thereafter, such former ADS holders must comply with the procedures and requirements for exercising Dissenters’ Rights with respect to the Shares as set out in the Merger Agreement and the Plan of Merger and otherwise under Section 238 of the Cayman Islands Companies Act.

We encourage you to read the section of this Transaction Statement entitled “Dissenters’ or Appraisal Rights” as well as “Exhibit (f)(2)—Section 238 of the Cayman Islands Companies Act (2022 Revision) of the Cayman Islands” to this Transaction Statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your Dissenters’ Rights.

Q:	What do Unaffiliated Security Holders need to do now?

A:

We urge all our Unaffiliated Security Holders to read this Transaction Statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein. As the Company is not soliciting proxies from Unaffiliated Security Holders (because there will be no shareholder vote with respect to the Merger Agreement, the Plan of Merger, and the Merger), there is nothing else that Unaffiliated Security Holders, other than Dissenting Shareholders who may wish to exercise Dissenters’ Rights, will need to do in connection with the Merger until the Merger is completed. Please see the questions above, “How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?”, “How will a holder of the Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?” and “Will shareholders be able to assert dissenters’ rights (also referred to as “appraisal rights”) in connection with the Merger?” and the answers to those questions, for the steps persons who are Unaffiliated Security Holders as of the Effective Time should take after the Merger is completed in order to receive the consideration which they are entitled to receive in the Merger.

Q:	Who can answer Unaffiliated Security Holders’ questions?

A:	Unaffiliated Security Holders with questions about the Merger should contact our Investor Relations Department by email at ir@laix.com.

SPECIAL FACTORS

Background of the Merger

Events leading to the execution of the Merger Agreement described below occurred primarily in the PRC. Accordingly, all dates and times referenced in this Background of the Merger, including events that may have occurred in different time zones, refer to Beijing Time.

The Board and senior management periodically review the Company’s long-term strategic plans with the goal of enhancing shareholder value. As part of this ongoing process, the Board and senior management have from time to time considered strategic alternatives that may be available to the Company. In July 2021, in light of the volatility of the U.S. and China stock markets, the continuing global pandemic and the growing geopolitical tensions between the U.S. and China, among other things, the Founders, in their capacity as the Company’s shareholders, began to discuss among themselves and with representatives of PCIL IV Limited the merits of certain potential strategic corporate transactions involving the Company, including whether to take the Company private.

In July 2021, the Founders approached Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and discussed with Skadden generally about the going private process, and shortly thereafter, decided to engage Skadden as their U.S. legal counsel.

On August 4, 2021, the Founders and PCIL IV Limited (together with its affiliated investment entities, “Primavera,” and together with the Founders, the “Original Buyer Group”) decided to work together and entered into a consortium agreement regarding the cooperation and participation in the evaluation, negotiation and consummation of an acquisition transaction with respect to the Company.

On the same date, the Original Buyer Group submitted a preliminary non-binding proposal (the “Proposal”) to the Board to acquire all of the outstanding Ordinary Shares of the Company that are not already held by the Original Buyer Group for a proposed purchase price of US$1.13 per Ordinary Share or ADS in cash (each ADS representing one Class A Ordinary Share as of the date of the Proposal). The Original Buyer Group intended to finance the Proposed Transaction primarily with equity capital from the Original Buyer Group in the form of rollover equity in the Company and cash contributions.

Later on the same day, the Company issued a press release announcing the receipt of the Proposal and furnished to the SEC the press release as an exhibit to a current report on Form 6-K.

On August 6, 2021, the Company formed the Special Committee, with Dr. Li-Lan Cheng and Ms. Min (Jenny) Zhang, two independent and disinterested directors of the Company, as the members and Dr. Li-Lan Cheng as the chairman, to evaluate and consider the Proposal and the transaction contemplated therein. In connection with establishing the Special Committee, the Board adopted resolutions that delegated to the Special Committee the powers and authority as may be necessary or advisable to permit the Special Committee to effectively assist the Board and its audit committee in determining whether the Proposal or any alternative transaction is fair to and in the best interests of the Company’s shareholders in general, and the Company’s shareholders other than the Original Buyer Group in particular (the “Minority Shareholders”), including without limitation the powers and authority, to: (i) participate in the negotiation on the Company’s behalf of proposed terms of the Proposal or any alternative transaction and agree to such proposed terms on behalf of the Company, (ii) review, evaluate and establish the procedures with respect to the negotiation of the terms and conditions of the Proposal or any alternative transaction, and respond to any communications, inquiries, or proposals regarding the Proposal or any alternative transaction; (iii) explore, investigate, and consider any alternative transaction and matters related thereto as the Special Committee deems appropriate; and (iv) reject the Proposal or any alternative transaction if the Special Committee determines that the Proposal or any alternative transaction is not fair to and in the best interests of the Company’s shareholders in general or the Minority Shareholders in particular, or if the Special

Committee determines that other alternatives, including not entering into any similar transaction, are more advisable. Later on the same day, the Company issued a press release announcing the formation of the Special Committee and furnished to the SEC the press release as an exhibit to a current report on Form 6-K.

Between August 6, 2021 and August 16, 2021, the Special Committee reached out to and was approached by multiple prospective advisors, including financial advisors and legal counsels, and solicited and received quotations with respect to the prospective services to be rendered to the Special Committee in connection with the transaction contemplated by the Proposal.

On August 12, 2021, the Founders and their respective holding companies filed with the SEC a joint Schedule 13D (the “Original Schedule 13D”) as a “group” with respect to the submission of the Proposal.

On August 16, 2021, the Special Committee held a meeting with Houlihan Lokey and Kirkland & Ellis. At the meeting, representatives of Kirkland & Ellis provided the Special Committee with a brief summary of the board’s fiduciary duties and discussed with members of the Special Committee the key duties, responsibilities and guidelines of the Special Committee in connection with the evaluation of a “going-private” transaction of the Company, including the one as contemplated by the Proposal. Houlihan Lokey introduced to the Special Committee the proposed process for Houlihan Lokey to assist the Special Committee in reviewing and evaluating the Proposal and/or any alternative transactions involving the Company and the procedures and estimated timeline for assessing the fairness of the transaction contemplated by the Proposal. The Special Committee discussed the engagement of its legal counsel and financial advisor. After discussions, the Special Committee decided to engage Houlihan Lokey as its financial advisor, and Kirkland & Ellis as its U.S. legal counsel.

On August 17, 2021, the Company issued a press release regarding the Special Committee’s appointment of Houlihan Lokey as its financial advisor and Kirkland & Ellis as its U.S. legal counsel and furnished the press release as an exhibit to a current report on Form 6-K.

After the announcement of the Proposal, certain shareholders of the Company who knew the Founders in person reached out to the Founders and expressed their interest in participating in the transaction contemplated by the Proposal. The Original Buyer Group considered the possibility to add additional shareholders of the Company to the buyer group so as to have the Original Buyer Group, together with the added shareholders of the Company, collectively own more than 90% of the Company’s voting power and complete the Merger through a short-form merger. The Original Buyer Group designated Dr. Yi Wang as their representative to discuss with those existing shareholders who have indicated interest. Dr. Yi Wang engaged in preliminary discussions with them about the possibility for them to roll over their respective shares in the Company into Parent, and made clear to them that any agreement, arrangement or understanding with respect to their participation in the transaction contemplated by the Proposal would only be made if and when they enter into one or more definitive agreements committing to participate in the transaction contemplated by the Proposal.

On August 19, 2021, representatives of Kirkland & Ellis, Skadden and Simpson Thacher & Bartlett LLP (“STB,” the U.S. legal counsel to Primavera) had a preliminary discussion regarding the Proposal. Skadden and STB indicated to Kirkland & Ellis that the Original Buyer Group would discuss with the specific shareholders of the Company who have expressed interest in participating in the transaction contemplated by the Proposal such that the Proposed Transaction could potentially be completed via a short-form merger. Kirkland & Ellis, Skadden and STB also discussed the diligence approach with respect to Primavera’s investment in the Company.

Later on the same day, a third party emailed Mr. Sun Bing, the then-Chief Financial Officer of the Company and the Chairman of the Board regarding an initial divestiture inquiry with respect to the Company’s operation in the United States. Mr. Sun Bing forwarded the inquiry to the Special Committee members for review. The Special Committee members reviewed and discussed the inquiry with Kirkland & Ellis and decided that the divestiture inquiry had not ground because the Company has no substantive operations in the United States.

On August 20, 2021, the Company entered into confidentiality agreements with the Founders and Primavera, respectively, which subjected the Founders and Primavera to a standstill obligation for a period of 12 months after signing of the confidentiality agreement and other standard confidentiality obligations, other than disclosing confidential information to and entering into discussions with certain existing shareholders of the Company whom the Founders and Primavera have identified to the Company as potential consortium members.

Between August 23, 2021 and August 25, 2021, representatives of Kirkland & Ellis and Harney Westwood & Riegels (“Harneys,” Cayman legal counsel to the Special Committee) had several discussions regarding dissenters’ rights in the context of a short-form merger and its engagement as the Special Committee’s Cayman Islands legal counsel.

On August 25, 2021, Skadden sent a draft merger agreement, a draft plan of merger and a draft rollover agreement to STB. Between August 25, 2021 and August 27, 2021, representatives of Skadden and STB had several discussions regarding the terms of the draft merger agreement.

On August 27, 2021, Skadden sent a draft merger agreement, a draft plan of merger and a draft rollover agreement to Kirkland & Ellis.

On September 2, 2021, Shanghai Lingang LKC Investment Co., Ltd., a new investor who desired to join the Original Buyer Group and further engage in discussion with the Company with respect to the Proposal, entered into a confidentiality agreement with the Company in substantially the same form as the terms and conditions set forth in the confidentiality agreements with the Founders and Primavera. No further steps were taken by Shanghai Lingang LKC Investment Co., Ltd. after it conducted preliminary due diligence on the Company.

On September 8, 2021, the Special Committee held a meeting with Kirkland & Ellis. At the meeting, the Special Committee discussed with Kirkland & Ellis the draft merger agreement and draft rollover agreement received from Skadden. Representatives of Kirkland & Ellis provided the Special Committee with an overview of key issues raised by the draft merger agreement and the proposed changes to the draft merger agreement, and the Special Committee directed Kirkland & Ellis to share with Skadden a revised draft of the merger agreement reflecting the Special Committee’s positions and instructions discussed at the meeting.

Later on the same day, Kirkland & Ellis circulated revised drafts of the merger agreement and the form rollover agreement to Skadden, which reflected the Special Committee’s positions on key issues, including (i) a relatively broader “fiduciary out” construct that gives the Company the right to terminate the merger agreement not only in response to a superior proposal (as defined in the revised draft of the merger agreement), but also by generally relying on the Board’s discretion and judgement based on its fiduciary duties that “failure to take such action [terminating the merger agreement] would be inconsistent with the directors’ fiduciary duties,” (ii) that the Company shall not be responsible for payment of any termination fee in the event the merger agreement is terminated in connection with an intervening event (as defined in the revised draft of the merger agreement), or Company’s breach of representations, warranties, covenants, or its “no-shop” obligation, and (iii) other changes that are generally more favorable to the Company.

On September 13, 2021, representatives of Kirkland & Ellis and representatives of Skadden had discussions regarding the terms of the revised merger agreement and the form rollover arrangement.

On September 14, 2021, the Special Committee held a meeting with Houlihan Lokey and Kirkland & Ellis. At the meeting, the Special Committee and Houlihan Lokey discussed draft financial projections prepared by the Company’s management, including certain components of the financial projections, the operation of the various business lines of the Company and the assumptions underlying such projections. After thorough discussion, the Special Committee instructed Houlihan Lokey to seek further clarifications on the assumptions and basis for the draft financial projections.

On September 23 and September 24, 2021, Skadden sent the draft of form rollover agreement to each shareholder who expressed its interest to roll over its equity interests in the Company in connection with the transaction contemplated by the Proposal.

On September 25, 2021, Skadden circulated a revised draft of the merger agreement and the draft plan of merger to Kirkland & Ellis. The revised merger agreement proposed, among other things, that the extensive “fiduciary-out” construct be scaled back to a middle-of-the-road position. Skadden noted that the revised merger agreement has not yet reflected the Original Buyer Group’s due diligence results given the additional time needed to complete the due diligence.

On October 11, 2021, the Special Committee held a meeting with Houlihan Lokey and Kirkland & Ellis. At the meeting, the Special Committee discussed with the representatives of Houlihan Lokey the updated financial analyses of the Company’s valuation. Houlihan Lokey provided an update on its discussions with the management of the Company regarding follow-up requests and questions from the Special Committee in relation to the initial draft of financial projections prepared by the management of the Company and answered related questions from the Special Committee. Following the discussion, the Special Committee authorized Houlihan Lokey to negotiate a price increase to the proposed offer price with the Original Buyer Group. Kirkland & Ellis provided an update to the Special Committee regarding the status of the legal due diligence conducted by the Original Buyer Group and the latest status of the draft merger agreement. Kirkland & Ellis noted that, based on the feedback provided by Skadden, the Original Buyer Group members have not yet made substantive progress in their internal arrangement and are in the process of internal deliberations before they can provide meaningful comments to the latest draft of the merger agreement.

The Original Buyer Group has not made any substantive progress in terms of merger agreement negotiation since then. The trading of the Company’s ADSs on the New York Stock Exchange was suspended since April 7, 2022, and the Company’s stocks was subsequently quoted on the OTC Market.

In April 2022, in light of the increasingly challenging business environment for companies offering English learning products, the uncertainties in the evolving regulatory requirements in China for the education industry, and the volatilities in the financial markets and the market prices of the ADSs, Primavera reconsidered its commercial rationale for proceeding with the transaction contemplated by the Proposal and discussed with the Founders its intention to withdraw from the Original Buyer Group. On April 28, 2022, Primavera withdrew from the Original Buyer Group and entered into a termination agreement to the original consortium agreement dated August 4, 2021 among the Original Buyer Group.

Also in April 2022, Dr. Yi Wang approached Tenzing Holdings 2011 Ltd. and Sino Avenue Limited and asked them if they would like to participate in the proposed transaction. Tenzing Holdings 2011 Ltd. and Sino Avenue Limited expressed their interest in exploring the possibility of participating in the proposed transaction, and also discussed with the Founders the possibility of revising offer price in light of the suspension of the trading of the ADSs in the New York Stock Exchange (the “NYSE”) due to NYSE Regulation’s decision to delist the Company’s ADSs pursuant to Section 802.01B of the NYSE’s Listed Company Manual because the Company had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization of at least US$15,000,000 over a consecutive 30 trading day period, and as a result, the lack of an active trading market which limits the liquidity of the ADSs, the potential prohibition of the ADSs’ trading in the U.S. in 2024 (or in 2023 if proposed changes to the law are enacted) under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board is unable to inspect or fully investigate the Company’s auditor, and the evolving geopolitical tension between the U.S. and China.

On April 28, 2022, the Founders, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited (together with the Founders, the “Buyer Group”) entered into the Consortium Agreement and submitted a revised preliminary non-binding proposal (the “Revised Proposal”) to the Special Committee to acquire all of the outstanding Ordinary Shares of the Company that are not already held by the Buyer Group for a proposed purchase price of

US$1.90 in cash per ADS, or US$0.1357 in cash per Ordinary Share (the “Proposed Transaction”). Later on the same day, the Company issued a press release announcing the receipt of the Revised Proposal and furnished to the SEC the press release as an exhibit to a current report on Form 6-K.

On April 29, 2022, Kirkland & Ellis circulated drafts of the Confidentiality Agreements for the Founders and the Sponsors to Skadden.

Also on April 29, 2022, representatives of Kirkland & Ellis and Skadden had a discussion regarding the Revised Proposal, including, among other things, the estimated timeline for the consummation of the transactions contemplated by the Revised Proposal, background information about Tenzing Holdings 2011 Ltd. and Sino Avenue Limited, source of funds and the diligence approach for the Buyer Group.

Later on the same day, the Founders and their respective holding companies filed with the SEC an amendment to the Original 13D as a “group” with respect to the submission of the Revised Proposal.

On April 30, 2022, the Special Committee held a meeting with Houlihan Lokey and Kirkland & Ellis. At the meeting, representatives of Kirkland & Ellis reminded the Special Committee of the board’s fiduciary duties, together with the key duties, responsibilities and guidelines of the Special Committee in connection with the evaluation of the Revised Proposal. Kirkland & Ellis also introduced to the Special Committee background information of Tenzing Holdings 2011 Ltd. and Sino Avenue Limited provided by Skadden. Houlihan Lokey briefed the Special Committee the proposed process in reviewing and evaluating the Revised Proposal and/or any alternative transactions involving the Company and the procedures and estimated timeline for assessing the fairness of the Revised Proposal and the transactions contemplated therein. The Special Committee discussed the next steps in light of the Revised Proposal, including among other things, the composition of the Buyer Group, the trading performance of the Company’s ADSs, the diligence approach and the estimated timeline for evaluating the Revised Proposal.

On the same day, Skadden circulated revised draft of the Rollover Agreement reflecting the Revised Proposal to the shareholders of the Company who have expressed interest in participating in the transaction contemplated by the Revised Proposal. Over the course of May 2022 and early June 2022, Skadden negotiated and finalized the Rollover Agreements with such shareholders.

On May 1, 2022, Skadden sent revised drafts of Confidentiality Agreements for the Founders, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited to Kirkland & Ellis.

On May 5, 2022, Skadden sent the revised drafts of the Merger Agreement, Plan of Merger, Equity Commitment Letter and Limited Guarantee with respect to the Revised Proposal to Kirkland & Ellis. On May 6, 2022, Skadden sent those revised drafts to Tenzing Holdings 2011 Ltd. and Sino Avenue Limited.

On May 10, 2022, the Company entered into Confidentiality Agreements with the Founders, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited, respectively, which subjected the Founders, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited to a standstill obligation for a period of 12 months after signing of the Confidentiality Agreement and other standard confidentiality obligations, other than disclosing confidential information to and entering into discussions with certain existing shareholders of the Company whom the Founders, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited have identified to the Company as potential consortium members.

On May 11, 2022, Kirkland & Ellis circulated to Skadden comments to the Merger Agreement, Plan of Merger, Equity Commitment Letter and Limited Guarantee. The comments proposed, among other things, (i) the Intervening Event Termination, (ii) the Termination Fees, (iii) the closing conditions and (iv) other changes that are generally more favorable to the Company.

Between May 13, 2022 and June 8, 2022, representatives of Kirkland & Ellis and representatives of Houlihan Lokey had a number of discussions regarding the timeline of the financial due diligence and financial assessment that Houlihan Lokey has been conducting on the Company.

On May 18, 2022, Skadden circulated revised drafts of the Merger Agreement, Plan of Merger, Equity Commitment Letter, Limited Guarantee and a draft of the form of the Rollover Agreement. The revised Merger Agreement proposed, among other things, a termination fee of US$68,000 payable by the Company and termination fee of US$136,000 payable by Parent.

On May 25, 2022, Kirkland & Ellis circulated to Skadden comments to the Merger Agreement, Equity Commitment Letter and Limited Guarantee. The comments proposed, among other things, (i) the closing conditions with respect to the dissenting shares and (ii) the limitations on liabilities under the Limited Guarantees in details.

On May 26, 2022, Kirkland & Ellis and Skadden had a discussion regarding Kirkland & Ellis’s comments to the Merger Agreement, Equity Commitment Letters and Limited Guarantee.

Later on the same day, Skadden circulated revised drafts of the Merger Agreement, Equity Commitment Letters and Limited Guarantee to Kirkland & Ellis. On May 27, 2022, Kirkland & Ellis and Skadden agreed on the substantially final form of the Merger Agreement, the Equity Commitment Letters and the Limited Guarantee.

On May 31, 2022, the Company’s management provided updated draft financial projections to the Special Committee and Houlihan Lokey.

On June 12, 2022, the Special Committee, after its review of the updated draft financial projections prepared by the management of the Company, instructed Houlihan Lokey to use and rely on the updated draft financial projections for the purpose of its financial analyses.

On June 14, 2022, Kirkland & Ellis circulated to Skadden comments to the form of the Rollover Agreement. On June 15 and June 16, 2022, Skadden sent the revised drafts of the Rollover Agreements to Kirkland & Ellis, and Skadden and Kirkland & Ellis subsequently agreed on the final drafts of the Rollover Agreements.

On June 16, 2022, the Special Committee held a meeting with Houlihan Lokey and Kirkland & Ellis. At the meeting, Kirkland & Ellis gave a presentation to the Special Committee, summarizing the key terms of the Merger Agreement and the ancillary agreements contemplated by the Merger Agreement, including, among other things, (i) the short-form merger structure, (ii) the Merger Consideration, (iii) the treatment of the Company Options, (iv) the dissenting shareholders’ rights, (v) the “no-shop” provisions, (vi) the “fiduciary out” provisions, (vii) the closing conditions, (viii) the Outside Date, (ix) the circumstances under which the parties would have the right to terminate the Merger Agreement and the associated termination fees payable upon termination, and (x) related expenses. Kirkland & Ellis reminded the Special Committee members of their directors’ fiduciary duties under applicable law in connection with the Revised Proposal. At the same meeting, Houlihan Lokey presented to the Special Committee its fairness analysis of the Buyer Group’s offer in respect of the Revised Proposal and opined that, as of the date thereof, the Merger Consideration proposed to be paid to the holders of Ordinary Shares and ADSs of the Company (other than holders affiliated with the Buyer Filing Persons and the Other Rollover Shareholders) in the Merger is fair, from a financial point of view, to such holders. The Special Committee further inquired about the methodology of valuation in Houlihan Lokey’s fairness analysis, and Houlihan Lokey responded to questions posed by the Special Committee. At the conclusion of the meeting, the Special Committee adopted resolutions wherein the Special Committee:

•

determined that the Merger Agreement, the Plan of Merger, and the Merger, and the other transactions relating thereto, are advisable, fair to, and in the best interests of the Company and the Unaffiliated Security Holders; and

•

recommended that the Board approve the Merger Agreement and the Plan of Merger, substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger Agreement and the Plan of Merger, as applicable, and that the consummation by the Company of the Merger and the other transactions relating thereto, be adopted and approved by the Board on behalf of the Company in all respects.

Later on the same day, the Board held a board meeting. At the meeting, members of the Board (other than Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin, who recused themselves from the discussions, deliberations and voting at the meeting, in each case due to their affiliation with the Buyer Group, and Mr. Tiak Koon Loh, who recused himself from the discussions, deliberations and voting at the meeting, in light of the fact that he would roll over into the Surviving Company) reviewed the recommendations provided by the Special Committee and adopted resolutions wherein the Board, among other things, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the Merger and the other transactions.

On June 17, 2022, the Company, Parent and Merger Sub executed and delivered the Merger Agreement and the applicable parties executed the related ancillary documents.

Later that day, the Company issued a press release announcing that it has entered into a definitive Merger Agreement with Parent and Merger Sub, and furnished the press release and the Merger Agreement as an exhibit to a current report on Form 6-K.

On June 21, 2022, the Founders, Mr. Tiak Koon Loh and their respective holding companies filed with the SEC an amendment to the Original Schedule 13D as a “group” with respect to the execution of the Merger Agreement, the Equity Commitment Letters, the relevant Rollover Agreements and the Limited Guarantee.

Reasons for the Merger and Position of the Special Committee and the Board

At a meeting on June 16, 2022, the Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of its independent financial and legal advisors, unanimously (i) determined that it is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders, and declared it advisable, to enter into the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party, and (ii) recommended that the Board on behalf of the Company approve the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the Transactions, including the Merger.

On June 16, 2022, the Board, acting on the unanimous recommendation of the Special Committee, after due consideration, (i) determined that it is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders, and declares it advisable, to enter into the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party, and (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the Transactions.

In the course of reaching their determination, the Special Committee and the Board considered the factors and potential benefits of the Merger discussed below, each of which the Special Committee and the Board believe supported their decision to approve the Merger Agreement and that the Merger is substantially fair to Unaffiliated Security Holders. These factors and potential benefits are not listed in any relative order of importance.

•

Merger Consideration. The Per Share Merger Consideration and Per ADS Merger Consideration are all cash, which provides a specific amount of cash consideration for the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by, and liquidity to, Unaffiliated Security Holders and allows Unaffiliated Security Holders to avoid post-merger risks and uncertainties relating to the prospects of the Company. The Merger will enable Unaffiliated Security Holders to immediately receive (without the payment of any brokerage fee or commission typically associated with market sales) cash for their Ordinary Shares or ADSs.

•

Current and Historical Market Prices of ADSs. The Per Share Merger Consideration of US$0.1357 per Ordinary Share, or the Per ADS Merger Consideration of US$1.90 per ADS, representing a premium of approximately 15.8% to the volume-weighted average price of the ADSs during the 10 trading days prior to the Company’s receipt of the Revised Proposal on April 28, 2022.

•

Opinion of Financial Advisor. The Special Committee considered the financial analysis prepared by Houlihan Lokey and reviewed by Houlihan Lokey with the Special Committee as well as the opinion of Houlihan Lokey rendered to the Special Committee on June 16, 2022, as to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs of the Company (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger, as of June 16, 2022, based upon and subject to the assumptions, qualifications, limitations and other matters set forth in the opinion. See “Opinion of the Special Committee’s Financial Advisor” beginning on page 45 of this Transaction Statement.

•

Unanimous Recommendation of the Special Committee. After evaluating the Proposed Transaction, the Special Committee unanimously (i) determined that it is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders, and declared it advisable, to enter into the Merger Agreement and the other Transaction Agreements, and (ii) recommended that the Board approve the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements and the consummation of the Transactions, including the Merger; and

•

Elimination of Future Financial Performance Risks of the Company. The Merger would shift the risk of the future financial performance of the Company from Unaffiliated Security Holders, who do not have the power to control decisions made regarding the Company’s business, entirely to the Filing Persons, who have the power to control the Company’s business.

•

Dissenters’ Rights. The availability of Dissenters’ Rights to Unaffiliated Security Holders who comply with all of the required procedures as provided under the Merger Agreement and Plan of Merger for exercising Dissenters’ Rights and subsequently comply with the relevant procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, which allow such holders to seek an appraisal of the fair value of their Shares under the Cayman Islands Companies Act and to receive payment of the fair value of their Shares as determined by the Court.

The Special Committee and the Board did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because they believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions or business risks inherent in a competitive market); and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger.

In the course of reaching its conclusion regarding the fairness of the Merger to the Unaffiliated Security Holders, the Special Committee and the Board considered financial analyses presented by Houlihan Lokey as an indication of the going concern value of the Company. These analyses included an analysis on the historical trading price and trading volume of the ADSs, and a discounted cash flow analysis. All of the material analyses as presented to the Special Committee and the Board are summarized below under the caption “Opinion of the Special Committee’s Financial Advisor” beginning on page 45 of this Transaction Statement. The Special Committee and the Board expressly adopted these analyses and opinions, among other factors considered, in reaching their respective determination as to the fairness of the transactions contemplated by the Merger Agreement, including the Merger. The Special Committee and the Board noted that the financial analyses performed by Houlihan Lokey relied only on a discounted cash flows analysis. The Special Committee and the Board also noted Houlihan Lokey’s view that the results derived from the selected companies analysis and selected transactions analysis did not provide a meaningful comparison to the Company because (i) there were not a sufficient number of meaningfully comparable companies to the Company to serve as a basis of comparison for the selected companies analysis, and (ii) there were not a sufficient number of transactions involving target companies that were meaningfully comparable to the Company for the selected transactions analysis. After making inquiries about the availability of comparable companies and transactions for which financial information was publicly available, the Special Committee and the Board concluded that the results derived from the selected companies analysis and selected transactions analysis would not provide a meaningful comparison to the Company. The Special Committee and the Board adopted Houlihan Lokey’s financial analyses as a whole, including its determinations that the selected companies analysis and the selected transactions analysis did not result in meaningful comparisons with respect to the Company and the proposed Merger. Accordingly, the Special Committee and the Board did not rely on such information in reaching their conclusion that the Merger Consideration to be received by holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs of the Company (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger is fair, from a financial point of view, to such holders.

In their consideration of the fairness of the proposed Merger, the Special Committee and the Board did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for Unaffiliated Security Holders, due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Special Committee and the Board did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.

The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board in connection with their evaluation of the fairness of the Merger to Unaffiliated Security Holders is not intended to be exhaustive, but includes all material factors considered. The Special Committee and the Board found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the fairness of the Merger to Unaffiliated Security Holders. Rather, the Special Committee and the Board made the fairness determinations on behalf of the Company after considering all of the foregoing factors as a whole.

In addition to the foregoing factors and analyses that supported the Special Committee’s and the Board’s belief that the Merger is fair to Unaffiliated Security Holders, the Special Committee and the Board also weighed the following negative factors:

•

No Future Participation in the Prospects of the Company. Following the consummation of the Merger, Unaffiliated Security Holders will cease to participate in any future earnings of or benefit from any increases in the value of the Company. Only the Buyer Filing Persons and the Other Rollover Shareholders would benefit from an increase in the value of the Company following the completion of the Merger; and

•

No Opportunity for Unaffiliated Security Holders to Vote on the Merger. Because the Merger is being effected pursuant to a “short-form” merger under section 233(7) of Cayman Islands Companies Act, the Merger does not require approval of the Company’s shareholders to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company. Unaffiliated Security Holders will not therefore have the opportunity to vote on the Merger. Notwithstanding the foregoing, Unaffiliated Security Holders who hold Class A Ordinary Shares, or who convert their ADSs to Class A Ordinary Shares, will be able to follow the statutory procedure to exercise dissenters’ rights under section 238 of the Cayman Islands Companies Act.

After weighing these negative factors and giving them due consideration, the Special Committee and the Board have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that they considered to support their belief that the Merger is fair to Unaffiliated Security Holders.

In addition, notwithstanding the fact that Unaffiliated Security Holders will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to Unaffiliated Security Holders and to permit the Special Committee and the Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

•

the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, which consists of two independent directors, and that no limitations were placed on the Special Committee’s authority;

•

in considering the transaction with the Buyer Filing Persons, the Special Committee, consisting solely of independent and disinterested directors, acted solely to represent the interests of Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the Buyer Filing Persons and their advisors on behalf of Unaffiliated Security Holders;

•

all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer Filing Persons; in addition, neither of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and neither of such members has any financial interest in the Merger that is different from that of Unaffiliated Security Holders, other than the members’ receipt of the Board compensation in the ordinary course, their non-contingent compensation as members of the Special Committee, and their indemnification and liability insurance rights under the Merger Agreement;

•

the Special Committee retained its own legal counsel and financial advisor that are independent from the Buyer Filing Persons to assist the Special Committee in connection with the review and consideration of the Merger, and such legal counsel and financial advisor acted solely on behalf of the Special Committee for the purposes of negotiating the terms of the Merger and preparing the opinion concerning the fairness of the transactions contemplated under the Merger Agreement;

•

the Special Committee was empowered, among other things, to review, evaluate and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the relevant transactions, including the Merger;

•

the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Filing Persons and their advisors, on the other hand;

•	the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement and the Proposed Transaction;

•

the ability of the Special Committee to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement subject to the payment to Parent of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations;

•	the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, the Merger and the related transactions, or to recommend that the Board approve them; and

•

the Special Committee and the Board intend to mail the definitive Transaction Statement to the shareholders of the Company at least 20 days prior to the Effective Date. The Special Committee and the Board intend to effect the Merger in a manner that is in compliance with all procedural requirements under Rule 13e-3 of the Exchange Act and the Cayman Islands Companies Act, in each case, to the extent applicable to a “short-form” merger to be effected under the Cayman Islands Companies Act.

As Parent will hold more than 90% of the total voting power in the Company, the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require approval of the shareholders of the parties to the Merger. The Special Committee and the Board noted that, as a result, the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions thereof, including the Merger, are not subject to approval by a majority of Unaffiliated Security Holders. Nevertheless, the Special Committee and the Board believe the Merger is procedurally fair to Unaffiliated Security Holders because, among other things and in addition to all the procedural safeguards described above, (i) the majority-of-the-minority voting requirement is not customary in going-private transactions involving Cayman Islands companies, and no shareholders voting is required at all under the Cayman Islands Companies Act for a “short-form” merger like the Merger, and (ii) various safeguards and protective steps have been adopted to ensure the procedural fairness of the transactions, including without limitation, (a) the Board’s formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate and negotiate (and to ultimately either authorize or reject) the terms of the Merger Agreement, (b) the Special Committee’s retention of, and receipt of advice from, competent and experienced legal counsel and financial advisors, and (c) the right of the Company to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time of the Merger.

Certain directors and executive officers of the Company have interests in the Merger that are different from, and/or in addition to, those of Unaffiliated Security Holders by virtue of their continuing interests in the surviving company after the consummation of the Merger. These interests are described under the caption “—Interests of the Company’s Directors and Executive Officers in the Merger.”

Position of the Buyer Filing Persons as to the Fairness of the Merger

Under SEC rules governing “going private” transactions, each Buyer Filing Person is required to express its beliefs as to the fairness of the Merger to Unaffiliated Security Holders.

Each Buyer Filing Person is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Filing Persons and the Other Rollover Shareholders have interests in the Merger that are different from, and/or in addition to, those of the other shareholders of the Company by virtue of their continuing interests in the Surviving Company after the completion of the Merger. These interests are described under the section entitled “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Filing Persons and the Other Rollover Shareholders” beginning on page 56 of this Transaction Statement.

The Buyer Filing Persons believe that the interests of the Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Buyer Filing Persons attempted to negotiate a transaction that would be most favorable to the Buyer Filing Persons, rather than to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to such holders. The Buyer Filing Persons did not participate in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s independent legal or financial advisors as to, the fairness of the Merger to the Unaffiliated Security Holders. Furthermore, the Buyer Filing Persons did not themselves undertake a formal evaluation of the fairness of the Merger. No financial advisor provided the Buyer Filing Persons with any analysis or opinion with respect to the fairness of the Per Share Merger Consideration or the Per ADS Merger Consideration to the Unaffiliated Security Holders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and findings of, the Special Committee and the Board discussed under the section entitled “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” beginning on page 36 of this Transaction Statement, the Buyer Filing Persons believe that the Merger is both substantively and procedurally fair to the Company’s Unaffiliated Security Holders based upon the following factors, which are not listed in any relative order of importance:

•

the Per Share Merger Consideration of US$0.1357 per Ordinary Share, or the Per ADS Merger Consideration of US$1.90 per ADS, representing a premium of approximately 15.8% to the volume-weighted average price of the ADSs during the 10 trading days prior to the Company’s receipt of the Revised Proposal on April 28, 2022; a premium of approximately 57.0% over the closing price of US$1.21 per ADS on June 16, 2022, the trading day prior to the date the Merger Agreement was signed;

•

in considering the Merger, the Special Committee, consisting solely of independent and disinterested directors, acted solely to represent the interests of Unaffiliated Security Holders, and the Special Committee had independent control of the negotiations with the Buyer Filing Persons and the advisors on behalf of Unaffiliated Security Holders;

•

the members of the Board serving on the Special Committee were and are independent and disinterested directors free from any affiliation with the Buyer Filing Persons. In addition, none of the members of the Board serving on the Special Committee has any financial interest in the Merger that is different from that of Unaffiliated Security Holders other than (i) the Special Committee members’ receipt of compensation in the ordinary course for their service on the Board, (ii) Special Committee members’ compensation in connection with Special Committee’s evaluation of the Merger (which is not contingent upon the Special Committee’s or Board’s approval or disapproval of the Merger), and (iii) the members of the Board’s indemnification and liability insurance rights under the Merger Agreement;

•

the Special Committee retained its own legal counsel and financial advisor that are independent from the Buyer Filing Persons to assist the Special Committee in connection with the review and consideration of the Merger, and such legal counsel and financial advisor acted solely on behalf of the Special Committee for the purposes of negotiating the terms of the Merger and preparing the opinion concerning the fairness of the transactions contemplated under the Merger Agreement;

•	the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, and the related transactions, or to recommend that the Board approve them;

•	the fact that the aggregate Merger Consideration is all cash and will provide immediate liquidity to Unaffiliated Security Holders;

•

the fact that the Buyer Filing Persons informed the Special Committee of the extent to which the interests of the Buyer Filing Persons, the Other Rollover Shareholders and the directors and executive officers of the Company in the Merger differ from those of Unaffiliated Security Holders;

•

the Company has the ability, under certain circumstances, to seek specific performance to prevent breaches of the Merger Agreement and the Equity Commitment Letters to enforce specifically the terms of such agreements;

•

the potential adverse effects on the Company’s business, financial condition and results of operations caused by the general economic slowdown in the PRC and globally and challenges in the macroeconomic environment, including the growing geopolitical tensions between the U.S. and China; and

•

the possibility that PRC-based U.S.-listed public companies would be subject to additional costs and burden of regulatory compliance by reason of any newly enacted law or regulation such as the Holding Foreign Companies Accountable Act.

The Buyer Filing Persons do not consider the Company’s net book value to be a relevant factor in determining the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders, because the Buyer Filing Persons believe that net book value, which is an accounting concept based on historical costs, does not provide any meaningful indication of the Company’s current value, and does not provide any useful reference point for determining such fairness.

The Buyer Filing Persons believe that the market prices for the ADSs in periods shortly prior to the Company’s April 28, 2022 announcement that the Special Committee had received the Revised Proposal provide to the Buyer Filing Persons the best indication of the Company’s value as a going concern. The Buyer Filing Persons used those market prices as a key reference point in their consideration of an appropriate premium to be paid to the Unaffiliated Security Holders in the Merger, and did not attempt to make any other analysis or estimate of the Company’s value as a going concern.

The Buyer Filing Persons believe that the Company’s potential liquidation value is not a meaningful factor in an assessment of the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders, because the Company’s value is derived primarily from the cash flows it generates from its business of providing English learning products and services primarily based on AI technologies, and the Buyer Filing Persons expect the Company to continue its current business operations following the Merger. In addition, in view of the nature of the Company’s assets and operations and the consequent considerable execution risk that would be inherent in a liquidation of the Company’s assets, the Buyer Filing Persons believe that it would be difficult to arrive at a realistic assessment of the Company’s liquidation value.

The Buyer Filing Persons do not consider purchase prices paid for ADSs by the Buyer Filing Persons or their affiliates during the past two years to be relevant to an assessment of the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders as none of the Buyer Filing Persons made such purchases during the past two years.

The Buyer Filing Persons did not engage any third party related to the Merger to perform any independent reports, opinions or appraisals, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Merger to Unaffiliated Security Holders.

The Buyer Filing Persons are not aware of any firm offer made by any Person unaffiliated with the Company during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

The Buyer Filing Persons believe that the Merger is procedurally fair to Unaffiliated Security Holders, notwithstanding the fact that they will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, based on the following factors, which are not listed in any relative order of importance: (i) in considering the transaction with the Buyer Filing Persons, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the members of the Buyer Filing Persons and their respective advisors on behalf of the Unaffiliated Security Holders; (ii) the Special Committee’s approval of the terms of the Merger Agreement and the Plan of Merger; (iii) the Merger Agreement, the Plan of Merger and the consummation of the Merger and the other transactions relating thereto, have been approved by all of the directors who are neither employees of the Company nor affiliated to any Buyer Filing Person; (iv) the availability of dissenters’ rights to the Unaffiliated Security Holders who hold their Ordinary Shares in their own names and comply with all of the required procedures under the Cayman Islands Companies Act for exercising dissenters’ rights, which allow registered shareholders to receive payment of the fair value of their Ordinary Shares as determined by the Grand Court of the Cayman Islands; and (v) the fact that the Special Committee received an opinion from Houlihan regarding the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration to Unaffiliated Security Holders.

Certain Financial Projections

The Company’s management does not, as a matter of course, make available to the public financial projections. However, in connection with Houlihan Lokey’s financial analysis of the consideration to be paid in the merger, the Company’s management provided financial projections for the fiscal year ending December 31, 2022 through the fiscal year ending December 31, 2027 (the “Management Projections”) to Houlihan Lokey, as the financial advisor to the Special Committee, on May 31, 2022. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company.

The Management Projections were prepared by the Company’s management based on its good faith estimates and assumptions with respect to the Company’s expected future financial performance that the management then believed to be reasonable and potentially achievable. The Management Projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The estimates and assumptions underlying the Management Projections made by the Company’s management at the time the Management Projections were prepared, with respect to matters specific to the Company, include, but are not limited to, the following material estimates and assumptions:

•

The ongoing regulatory uncertainties in the education industry in China, at both the national and local levels, were estimated to continue to materially and adversely affect the future growth of the Company’s business, especially the provision of training services for academic subjects;

•

The market acceptance of the Company’s courses and other products was estimated to further deteriorate in light of China’s slowing economic growth and the soft market demand for English learning products, which is expected to cause the Company’s revenue to decrease;

•	The uncertainties surrounding the COVID-19 pandemic were estimated to have a negative impact on the Company’s business in terms of new business opportunity exploitation;

•	The Company’s ability to develop and meaningfully operate English training products for kids and children was estimated to be hampered by the currently in-effect regulatory framework;

•	The global expansion initiative of the Company was estimated to have a low likelihood of success or being maintained by the Company, as it had been a negative cashflow burden to the Company;

•	Gross profit as a percentage of the Company’s total revenues was assumed to be relatively stable;

•	Sales and marketing expenses as a percentage of the Company’s gross billings was assumed to be relatively stable;

•

Research and development expenses as a percentage of the Company’s total revenue was assumed to gradually decrease, as the Company continues to reduce investments in R&D and focuses more on existing products;

•	General and administrative expenses as a percentage of the Company’s total revenue was assumed to increase due to the decrease in the Company’s revenue;

•	There would be no material capital expenditure; and

•	There would be no new financing activity of the Company.

	Management Projections Fiscal Year Ending December 31,
	2022E	2023E	2024E	2025E	2026E	2027E

	(RMB in millions except percentage)
Total gross billing	364.8	174.3	94.0	52.5	30.6	18.8
Growth rate	-66.4%	-52.2%	-46.1%	-44.2%	-41.6%	-38.5%
To C business	302.8	151.4	75.7	37.9	18.9	9.5
Overseas business	33.4	0.0	0.0	0.0	0.0	0.0
B2B business	28.6	22.9	18.3	14.6	11.7	9.4
Net revenue	503.2	287.9	119.0	62.1	35.6	21.4
Growth rate	-48.3%	-42.8%	-58.7%	-47.8%	-42.7%	-39.8%
To C business	449.2	252.4	100.1	47.0	23.5	11.7
Overseas business	28.4	11.9	0.0	0.0	0.0	0.0
B2B business	25.6	23.6	18.9	15.1	12.1	9.7
Cost of revenues(1)	(64.1)	(36.1)	(16.9)	(8.4)	(4.5)	(2.8)
Gross profit	439.1	251.8	102.1	53.7	31.0	18.6
% margin	87.3%	87.5%	85.8%	86.5%	87.3%	87.0%
Total operating expenses	(308.5)	(145.8)	(83.3)	(44.1)	(24.0)	(14.2)
Sales and marketing(1)	(223.7)	(98.3)	(51.0)	(27.0)	(15.1)	(8.9)
Research and development(1)	(39.7)	(19.6)	(10.4)	(3.9)	(1.6)	(0.9)
General and administrative(1)	(45.1)	(27.9)	(22.0)	(13.2)	(7.3)	(4.4)
Net Income	130.6	106.0	18.9	9.6	7.0	4.4
% margin	25.9%	36.8%	15.8%	15.5%	19.7%	20.4%
Depreciation & amortization	9.6	7.3	3.2	0.0	0.0	0.0
EBITDA	140.2	113.3	22.1	9.6	7.0	4.4
% margin	27.9%	39.3%	18.6%	15.5%	19.7%	20.4%
Capital expenditures	0.0	0.0	0.0	0.0	0.0	0.0
Change in working capital	(168.6)	(130.9)	(32.2)	(13.3)	(7.1)	(3.9)
ESOP amortization	8.0	6.2	2.7	2.1	0.0	0.0
Unlevered free cash flow	(20.4)	(11.4)	(7.4)	(1.6)	(0.1)	0.5

Note:

(1)	Including ESOP amortization

For the reasons discussed in this Transaction Statement, including the bases and assumptions on which the financial projections and forecasts were compiled, the inclusion of specific portions of the financial projections and forecasts in this Transaction Statement should not be regarded as an indication that the Company, the Special Committee and its advisors or the Board considers such financial projections or forecasts to be an accurate prediction of future events, and the projections and forecasts should not be relied on as such an indication. No one has made any representation to any shareholders of the Company or anyone else regarding the information included in the financial projections and forecasts discussed above.

The financial projections and forecasts included in this Transaction Statement should not be considered in isolation or in lieu of the Company’s operating and other financial information prepared in accordance with U.S. GAAP.

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS TRANSACTION STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

The financial projections are forward-looking statements. For information on factors which may cause the Company’s future financial results to materially vary, please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 71 of this Transaction Statement, and “Item 3. Key Information—D. Risk Factors” included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, incorporated by reference into this Transaction Statement.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Houlihan Lokey to act as its financial advisor in connection with the Merger, and on June 16, 2022, Houlihan Lokey rendered its oral opinion, which it subsequently confirmed in writing, to the Special Committee as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs of the Company (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs of the Company (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion and did not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding. The summary of Houlihan Lokey’s opinion in this Transaction Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (c)(1) to this Transaction Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Transaction Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any shareholder or holder of ADSs, or any other person as to how to act or vote with respect to any matter relating to the Merger.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the draft Merger Agreement and Plan of Merger dated June 16, 2022;

•	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2022 through 2027;

•	spoke with certain members of the Company’s management regarding the businesses, operations, financial condition, and prospects of the Company, the Merger, and related matters;

•	reviewed the current and historical market prices and trading volume for the Company’s ADSs;

•

reviewed certificates and/or confirmation emails addressed to Houlihan Lokey from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

•	conducted such other financial studies, analyses, and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

In giving its opinion, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by it were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. The credit, financial and stock markets have recently been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Merger, and its opinion did not purport to address potential developments in any such markets. In addition, Houlihan Lokey expressed no view as to, and its opinion did not address, foreign currency exchange risks (if any) associated with the Merger, the financial projections or otherwise.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that were referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger would be consummated in a manner that complies in all respects with all applicable foreign, federal, and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or Parent, or otherwise have an effect on the Merger or the Company that would be material to Houlihan Lokey’s analyses or its opinion. Houlihan Lokey also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Merger Consideration pursuant to the Merger Agreement would not be material to its analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Plan of Merger would not differ in any respect from the form attached as an annex to the Merger Agreement.

Furthermore, in connection with such opinion, Houlihan Lokey was not requested to make and did not make any physical inspection or independent appraisal or evaluation of any of the assets, properties, or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims, or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, or the securities, assets, business or operations of the Company or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise the Special Committee, the Board, or any other party with respect to alternatives to the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market, and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of such opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm, or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of such opinion.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with the Special Committee’s evaluation of the Merger, and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey has consented to the inclusion in this Transaction Statement of its opinion in its entirety and the description thereof. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Special Committee, the Board, any security holder, or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, the Company, or Parent, their respective security holders, or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements, or documents related to, or the form, structure, or any other portion or aspect of, the Merger or otherwise (other than the Merger Consideration to the extent expressly specified in Houlihan Lokey’s opinion), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Company, Parent or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s, Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company or its security holders, Parent, or its security holders, or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness, or fair value of the Company, Parent, or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance, or similar matters, (viii) the fairness, financial or otherwise, of the amount, nature, or any other aspect of any compensation to or consideration payable to or received by any officers, directors, or employees of any party to the Merger, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, no opinion, counsel, or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel, or interpretations were or would be obtained from appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, the Company, Parent, and their respective advisors as to all legal, regulatory, accounting, insurance, tax, and other similar matters with respect to the Company and the Merger or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry, and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the financial projections prepared by members of the management of the Company and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses, or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee and the Board in evaluating the proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the Special Committee or the Board with respect to the Merger or the Merger Consideration. Under the terms of its engagement by the Company, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed Merger or otherwise should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Special Committee, the Board, the Company, Parent, any security holder or creditor of the Company, Parent, or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Merger were determined through negotiation between the Special Committee on the one hand and the Buyer Group on the other hand, and the decision to enter into the Merger Agreement was solely that of the Special Committee and the Board.

Financial Analyses

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative, and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology, or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies, and factors, without considering all analyses, methodologies, and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on June 16, 2022. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•

Enterprise Value—generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable, or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, and capital lease obligations less the amount of cash and cash equivalents on its balance sheet) plus non-controlling interests and other certain non-operating liabilities less the amount of its equity-method investments and other certain non-operating assets.

•	Adjusted EBIT—generally, the amount of the relevant company’s earnings before interest and taxes for a specified time period, adjusted for certain non-recurring items.

•	Adjusted EBITDA—generally, the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period, adjusted for certain non-recurring items.

The estimates of the future financial performance of the Company relied upon for the financial analyses by Houlihan Lokey described below were, at the direction of the Special Committee, based on the financial projections prepared by the management of the Company and provided to Houlihan Lokey on May 31, 2022.

Discounted Cash Flow Analysis

Houlihan Lokey performed a discounted cash flow analysis by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the financial projections prepared by the management of the Company. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of 0.00% to 2.00% to the Company’s 2027 unlevered free cash flows. The perpetuity growth rates were derived based on an estimate of the expected long-term growth rate of the Chinese economy and the Company’s business. The net present values of the Company’s projected future cash flows and terminal values were then calculated using discount rates ranging from 12.50% to 15.50%, reflecting Houlihan Lokey’s estimate of the Company’s weighted average cost of capital, which were derived based on certain financial metrics, including betas, capital structures and tax rates for the Company, risk-free rates for the U.S. and China, and size premium data as provided by third party sources. The discounted cash flow analysis indicated an implied per ADS reference range of US$1.70 to US$1.73 per ADS, as compared to Per ADS Merger Consideration of US$1.90.

Selected Companies Analysis

Houlihan Lokey considered performing a selected companies analysis. However, due to the limited comparability of the Company to other public companies, Houlihan Lokey concluded that it would not be able to derive a meaningful result for which an implied valuation range could be concluded based on an analysis of comparable companies.

Selected Transactions Analysis

Houlihan Lokey considered performing a selected transactions analysis. However, due to the limited comparability of the Company to other companies subject to transactions for which financial information was made publicly available, Houlihan Lokey concluded that it would not be able to derive a meaningful result for which an implied valuation range could be concluded based on an analysis of comparable transactions.

Summary of Financial Analysis

The range of estimated enterprise values for the Company that Houlihan Lokey derived from its discounted cash flow analysis was within a range of RMB -24.8 million to RMB -24.3 million based on the analyses described above.

Based on the range of estimated enterprise value, Houlihan Lokey estimated the range of equity value of the Company to be RMB 41.0 million to RMB 41.5 million by:

•	adding cash and cash equivalents of RMB 65.4 million;

•	adding the Company’s investment in private equity funds of RMB 5.7 million; and

•	subtracting debt of RMB 5.4 million.

Based on the foregoing analysis, Houlihan Lokey estimated the value of each ADS to range from US$1.70 to US$1.73 as of the date of its fairness opinion.

Houlihan Lokey noted that the Per ADS Merger Consideration of US$1.90 was above the range of the per ADS value, respectively, indicated in its analyses.

Miscellaneous

Houlihan Lokey was engaged by the Special Committee to act as its financial advisor in connection with the Merger and provide financial advisory services to the Special Committee, including an opinion as to the fairness from a financial point of view of the Merger Consideration to be received by holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs of the Company (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger. The Special Committee engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Special Committee, Houlihan Lokey is entitled to a fixed fee of US$550,000, US$200,000 of which became payable on the date three weeks following the execution of Houlihan Lokey’s engagement letter, US$100,000 of which became payable when the first addendum to Houlihan Lokey’s engagement letter was executed for the additional time and efforts expended by Houlihan Lokey in connection with the Merger, US$50,000 of which became payable when the second addendum to Houlihan Lokey’s engagement letter was executed for the additional time and efforts expended by Houlihan Lokey in connection with the Merger, US$150,000 of which became payable upon the earlier of the execution by the Company of the Merger Agreement or the delivery of Houlihan Lokey’s opinion, and the remaining US$50,000 balance of which will become payable upon the consummation of the Merger. No portion of Houlihan Lokey’s fee is contingent upon any conclusions set forth in Houlihan Lokey’s opinion. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates, and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold, or sell long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Neither Houlihan Lokey nor any of its affiliates has in the past two years provided or is currently providing any investment banking, financial advisory and/or other financial or consulting services to the Company, Parent and their respective affiliates. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, Parent, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, Parent, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Buyer Filing Persons’ Reasons for the Merger

Under Rule 13e-3 and related SEC rules under the Exchange Act governing “going private” transactions, each Buyer Filing Person is deemed to be engaged in a “going private” transaction and is required to express its reasons for the Merger to Unaffiliated Security Holders. Each Buyer Filing Person is making the statements below solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Filing Persons, the purpose of the Merger is to enable Parent to acquire 100% control of the Company in a transaction in which Unaffiliated Security Holders will be cashed out in exchange for the net Per ADS Merger Consideration and the net Per Share Merger Consideration, such that Parent will bear the rewards and risks of sole direct and indirect ownership of the Company after the Merger is completed, including any increases in value of the Company from improvements to the Company’s operations and results.

The Buyer Filing Persons believe the business environment for companies providing English learning products and services primarily based on AI technologies such as the Company has become significantly more challenging in recent years than it was at the time of the Company’s initial public offering, as a result of factors such as the delisting of the Company’s ADSs by NYSE due to the Company’s non-compliance with the NYSE’s continued listing standard, evolving regulatory requirements in China, evolving geopolitical tension between the U.S. and China, and other factors noted under the heading “Risk Factors” in the 2021 Form 20-F. There is greater domestic competition in the businesses in which the Company operates. These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. The Buyer Filing Persons believe that the Company’s management will be better able to respond to and meet these challenges if the Company is privately held, without the pressures for short-term performance inherent in being a public company. The Buyer Filing Persons also believe that it will be beneficial for the Company to no longer be subject to the significant administrative, legal, and accounting expenses and other constraints to which it is currently subject under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The Buyer Filing Persons estimate that no longer being required to comply with the reporting requirements of the Exchange Act will result in direct cost savings to the Company of approximately $600,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Filing Persons and the Other Rollover Shareholders will become the indirect beneficiaries thereof.

The Buyer Filing Persons decided to propose the Merger because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the Merger, the Buyer Filing Persons did not consider alternative transaction structures, because the Buyer Filing Persons believed that a short-from merger under Section 233(7) of the Cayman Islands Companies Act, such as the Merger, is the most efficient way for Parent to acquire full ownership of the Company.

Effects of the Merger on the Company

Memorandum and Articles of Association; Management

The memorandum and articles of association in the form of Annex 2 to the Plan of Merger that is attached to the Merger Agreement, which in turn is attached to this Transaction Statement as Exhibit (d)(1), will be the memorandum and articles of association of the Company, as the Surviving Company, as of and after the Effective Time. In addition, the director(s) of Merger Sub immediately prior to the Effective Time will be the initial director(s) of the Surviving Company at the Effective Time. The executive officers of the Company immediately prior to the Effective Time will continue to be the executive officers of the Company following the completion of the Merger.

Company Privately Held; Removal from the OTC Market; Termination of SEC Registration;

The Merger is a going-private transaction pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. After the Merger is completed, the Company will be a privately held company and all of its issued shares will be owned directly by Parent. As a result of the Merger, the ADSs will cease to be quoted on the OTC Market and the Company will cease to be a public company. In addition, registration of the ADSs and the underlying Ordinary Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if Shares are not listed on a national securities exchange and there are fewer than 300 record holders thereof. Ninety (90) days after the filing of Form 15 by the Company in connection with the completion of the Merger, or such shorter period as may be determined by the SEC, registration of the ADSs and the underlying Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC.

Primary Benefits and Detriments of the Merger

Benefits of the Merger to Unaffiliated Security Holders

Benefits of the Merger to Unaffiliated Security Holders include the following:

•

their receipt following the completion of the Merger of US$1.90 per ADS, or US$0.1357 per Ordinary Share, in cash, in exchange for the cancellation of their ADSs and Ordinary Shares, representing, representing a premium of approximately 15.8% to the volume-weighted average price of the ADSs during the 10 trading days prior to the Company’s receipt of the Revised Proposal on April 28, 2022 and a premium of approximately 57.0% over the closing price of US$1.21 per ADS on June 16, 2022, the trading day prior to the date the Merger Agreement was signed; and

•	they will no longer be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future and of volatility in the market prices for the ADSs.

Detriments of the Merger to Unaffiliated Security Holders

Detriments of the Merger to Unaffiliated Security Holders include the following:

•

they will no longer have any interest in the Company and as a result will not benefit from any future growth in the revenues, profitability or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•

the receipt of cash pursuant to the Merger or through the exercise of Dissenters’ Rights will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder of the Ordinary Shares or ADSs who receives cash in exchange for such U.S. Holder’s Ordinary Shares or ADSs in the Merger generally will be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Ordinary Shares. See “Special Factors—Material U.S. Federal Income Tax Consequences.”

Benefits of the Merger to the Company’s Directors and Executive Officers

Benefits of the Merger to the Company’s directors and executive officers include the following:

•	the beneficial ownership of equity interests in Parent by the Rollover Shareholders that are affiliates of the Company’s directors and executive officers;

•

continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “Summary—the Merger Agreement and the Plan of Merger—Directors’ and Officers’ Indemnification and Insurance” of this Transaction Statement;

•

the monthly compensation of US$18,000 of each member of the Special Committee in exchange for his or her services in such capacity (and, in the case of the chairman of the Special Committee, monthly compensation of US$20,000); and

•	the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Detriments of the Merger to the Company’s Directors and Executive Officers

Detriments of the Merger to the Company’s directors and executive officers include the following:

•

directors and executive officers who currently hold the Company’s ADSs or Ordinary Shares will no longer hold those ADSs or Ordinary Shares and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•

directors’ and executive officers’ receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

Benefits of the Merger to the Buyer Filing Persons and the Other Rollover Shareholders

Benefits of the Merger to the Buyer Filing Persons and the Other Rollover Shareholders include the following:

•

Parent, as the beneficial owner of all of the Company’s outstanding equity after the Merger, will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future;

•	the Company will have more freedom to focus on long-term strategic planning;

•

Parent and the Company will be able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone public company; and

•	the costs and administrative burdens associated with the Company’s status as a U.S. public company, including the costs associated with regulatory filings and compliance requirements, will be reduced.

Detriments of the Merger to the Buyer Filing Persons and the Other Rollover Shareholders

Detriments of the Merger to the Buyer Filing Persons and the Other Rollover Shareholders include the following:

•	all of the risks of any possible decrease in the Company’s revenues, free cash flow or value following the Merger will be borne by Parent;

•	the business risks facing the Company, including increased competition and government regulation, will be borne by Parent; and

•

an equity investment in the Surviving Company by Parent following the Merger will involve substantial risk resulting from the limited liquidity of such an investment since there will be no trading market for the Surviving Company’s equity securities.

Effect of the Merger on the Company’s Net Book Value and Net Income

Pursuant to the Rollover Agreement, prior to the Closing, Parent will become the beneficial owner of 16,273,054 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares, collectively representing approximately 93.7% of the voting power of the Shares exercisable in a general meeting of the Company as of August 5, 2022.

Following consummation of the Merger, Parent will own 100% of the issued shares of the Company and will have a corresponding interest in our net book value and net income.

The following table sets out the direct or indirect interest in the Company’s net book value and net income for Parent before and immediately after the merger, based on the Company’s historical total shareholders’ deficits and net income attributable to the Company’s ordinary shareholders as of and for the year ended December 31, 2021.

	Ownership Prior to the Merger(1)				Ownership After the Merger
	Net Book Value		Net Income		Net Book Value		Net Income

Name	$’000%		$’000%		$’000%		$’000%
Parent	(71,052.8)	71.6	6,734.8	71.6	(99,171.0)	100.0	9,400.0	100.0

Note:

(1)	Ownership percentage is based on 30,499,289 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares issued and outstanding as of August 5, 2022.

Plans for the Company after the Merger

The Buyer Filing Persons anticipate that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a public company and will instead be a direct and indirect wholly-owned subsidiary of Parent. The Company has estimated that no longer being required to comply with the reporting requirements of the Exchange Act will result in direct cost savings to the Company of approximately $600,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Filing Persons and the Other Rollover Shareholders will become the indirect beneficiaries thereof.

The Buyer Filing Persons currently have no plans or proposals, other than as contemplated by the Merger Agreement and the Plan of Merger with respect to the Merger and the related transactions as described in this Transaction Statement, that would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, following the Effective Time, Parent will continue to evaluate the Company’s entire business and operations from time to time, and undertake various initiatives regarding the Company which it considers to be in the best interests of Parent as the beneficial owner of the Company’s equity capital, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions. At this time, however, no actual agreement or understanding as to the particulars of the abovementioned plans has been determined or agreed upon.

Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed in response to the Board’s receipt of the Proposal on August 4, 2021. On April 28, 2022, the Special Committee received the Revised Proposal.

The Special Committee noted that (i) the Revised Proposal had been publicly announced on April 28, 2022, and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement; and (ii) the Rollover Shareholders entered into the Rollover Agreements, pursuant to which the Rollover Shareholders have irrevocably agreed to contribute their respective Ordinary Shares of the Company to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent, such that Merger Sub will hold 16,273,054 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares immediately prior to Closing, collectively representing approximately 93.7% of the voting power of the Shares exercisable in a general meeting of the Company as of August 5, 2022.

Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or its shareholders. Since the Company’s receipt of the Revised Proposal on April 28, 2022, the Company has not received any actionable offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets, or the purchase of all of the Company’s Ordinary Shares, or a sufficient number of Ordinary Shares to enable such third party to exercise control of or significant influence over the Company.

The Special Committee also considered the advisability of rejecting the Revised Proposal and allowing the Company to remaining as a public traded company. However, based on the considerations set forth in “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board,” the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of Unaffiliated Security Holders’ interests in the Company.

Effects on the Company If the Merger Were Not Completed

The Company is not currently aware of any reason why the Merger will not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, however, Unaffiliated Security Holders would not receive the Per ADS Merger Consideration or Per Share Merger Consideration that is contemplated by the Merger Agreement and the Plan of Merger. Instead, the Company would remain a public company and the ADSs would continue to be quoted on the OTC Market as long as the Company continues to meet the relevant requirements. Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the ADSs and Ordinary Shares. The effect of these risks and opportunities on the future value of Unaffiliated Security Holders’ ADSs and the Ordinary Shares cannot be predicted with any certainty. There is also a risk that the market price of ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.

If the Merger were not completed for any reason, the Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy and capitalization of the Company and make such changes as it deemed appropriate. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company’s business, prospects, and results of operations would be adversely affected.

Financing of the Merger Consideration and Related Expenses

The Company and the Buyer Filing Persons estimate that the total amount of funds necessary to complete the Merger and the Proposed Transaction, excluding payment of fees and expenses in connection with the Merger, would be approximately US$1.93 million, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Filing Persons did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement. This amount includes the cash to be paid to the Unaffiliated Security Holders as well as the related costs and expenses, in connection with the Proposed Transaction.

It is expected that this amount will be provided through the cash contributions by the Sponsors contemplated by the Equity Commitment Letters, pursuant to which each Sponsor has agreed, subject to the terms and conditions thereof, to provide financing in an amount of US$1,000,000, for the purpose of funding the Merger Consideration, any other amounts required to be paid by Parent pursuant to the Merger Agreement and other fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

The funding of each of the Sponsors’ commitment under its Equity Commitment Letter is subject to (a) the satisfaction or waiver of all of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, each of which remains capable of being satisfied assuming the Closing would occur), (b) the substantially simultaneous consummation of the Closing; provided, that if the Company seeks specific performance in accordance with the Merger Agreement and Parent or Merger Sub is ordered by a final and non-appealable order by a court of competent jurisdiction to specifically perform their obligations to effect the Closing pursuant to the Merger Agreement, the conditions set forth in this item (b) shall be deemed satisfied, and (c) the substantially contemporaneous closing of the contributions contemplated by the other Equity Commitment Letter entered by the other Sponsor; provided, however, that the satisfaction or failure of the condition set forth in clause (c) shall not limit or impair the ability of Parent or the Company to seek enforcement of the obligations of the Sponsor under and in accordance with its Equity Commitment Letter if and only if (x) Parent or the Company, as applicable, is also seeking enforcement of the other Equity Commitment Letter or (y) the other Sponsor has satisfied or is prepared to satisfy its obligations under the other Equity Commitment Letter.

The Equity Commitment Letters and the Sponsors’ obligation to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the Effective Time, (b) the valid termination of the Merger Agreement pursuant to the terms thereof, (c) the satisfaction in full of Sponsors’ obligation to complete the funding of the Commitment at or prior to the Closing, (d) commencement of any claim for specific performance against Parent if Parent is not required to perform its obligations under the Merger Agreement to pay the Merger Consideration pursuant to a final and non-appealable order by an arbitration tribunal or court of competent jurisdiction, (e) the assertion by the Company or any of its affiliates, directly or indirectly, in any litigation, arbitration or other Legal Proceedings of certain claim (whether in tort, contract or otherwise, and including in respect of any oral representations made or alleged to be made in connection therewith) against the Sponsor, any Non-Recourse Party (as defined in the Limited Guarantee) or Parent, as applicable, relating to the Equity Commitment Letters, the Limited Guarantee, the Merger Agreement, or any other transaction document in connection with the Proposed Transaction, or any of the transactions contemplated thereby, and (f) the failure of any of the conditions to the obligation of the Sponsors to fund the Commitment to be satisfied or waived by the Sponsor by the Outside Date.

The Company is an express third-party beneficiary of the Equity Commitment Letters to the extent of its right to seek specific performance of the equity commitment pursuant to the terms and subject to the conditions of the Equity Commitment Letters.

Interests of Certain Persons in the Merger

The Buyer Filing Persons, the Other Rollover Shareholders and the Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of Unaffiliated Security Holders. The Special Committee and the Board were aware of such interests and considered them in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the related transactions contemplated by the Merger Agreement.

Interests of the Buyer Filing Persons and the Other Rollover Shareholders

Following the completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding equity share capital in the Company. As a result, following the Merger, Parent will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future, and will bear the burden of any future losses of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. In addition, Parent will be able to benefit from the elimination of the Company’s costs and burdens associated with being a public company, such as the burden and expense of reporting and other disclosure requirements of the Exchange Act, including requirements to file with or furnish to the SEC an annual report on Form 20-F, Forms 6-K, and other reports. The Company has estimated that no longer being a public company will result in a saving of direct costs of approximately $600,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Filing Persons and the Other Rollover Shareholders will become the indirect beneficiaries thereof. Unaffiliated Security Holders will not be able to share the benefit of any such cost savings.

The Buyer Filing Persons and the Other Rollover Shareholders will also be able to benefit from any enhancement in the Company’s value following the completion of the Merger that may result from the Company having more freedom to focus on long-term strategic planning and being able to adjust strategies for the Company, including incurring expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone public company.

See “Special Factors—Primary Benefits and Detriments of the Merger—Benefits of the Merger to the Buyer Filing Persons and the Other Rollover Shareholders.”

Interests of the Company’s Directors and Executive Officers

The Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Company’s shareholders generally. These interests include the following:

•	the beneficial ownership of equity interests in Parent by the Rollover Shareholders that are affiliates of the Company’s directors and executive officers;

•

continued indemnification rights, rights to advancement of fees, and directors’ and officers’ liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time;

•

the monthly compensation of US$18,000 of each member of the Special Committee in exchange for his or her services in such capacity (and, in the case of the chairman of the Special Committee, monthly compensation of US$20,000); and

•	the continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Related Party Transactions

The information in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” from the 2021 Form 20-F is incorporated by reference herein.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Filing Persons in connection with the Merger are estimated at the date of this Transaction Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount
Legal fees and expenses	$625,000
Financial advisory fees and expenses	$580,000
Special Committee Fees	$228,000
Filing Fees	$200
Miscellaneous fees and expenses (e.g., ADS program termination fees, accounting, printer and mailing costs)	$200,000

Total	$1,633,200

These fees and expenses will not reduce the amount of the Merger Consideration that will be received by Unaffiliated Security Holders. The party incurring any costs and expenses in connection with the Merger will pay those costs and expenses. The Company will pay all costs and expenses incurred by itself or the Special Committee in connection with the Merger, including legal fees and expenses, financial advisory fees and expenses, and any other miscellaneous fees and expenses. The Company will also pay the fees to be paid to the Special Committee in connection with the Merger.

Litigation Related to the Merger

The Company and the Buyer Filing Persons are not aware of any legal proceeding challenging the Merger Agreement, the Plan of Merger, the Merger or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company will no longer be a public company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the Effective Time.

Regulatory Matters

The Company and the Buyer Filing Persons do not believe that any material regulatory approval, filing, or notice is required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of each of the Company and Merger Sub prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub and (iv) notification of the Merger being published in the Cayman Islands Government Gazette.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

As Merger Sub will hold at least 90% of the total voting power in the Company immediately prior to the Closing and the Merger will constitute a “short-form” merger in accordance with part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require the vote or approval by shareholders if a copy of the Plan of Merger is given to every registered shareholder of the Company, the shareholders will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights

As the Merger will constitute a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On January 28, 2021, the Court delivered the Judgment in which the Court determined that Dissenters’ Rights are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised Although the Judgment is subject to appeal, and noting that the Cayman Islands Companies Act does not expressly provide a mechanism by which such rights might be properly exercised, we have determined to offer shareholders Dissenters’ Rights provided that the procedural steps as set out in the Merger Agreement and Plan of Merger, which provisions are in line with the procedure set forth in the Judgment, are followed.

Shareholders who elect to dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they deliver to the Company, within twenty (20) calendar days following delivery of the Plan of Merger, a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN TWENTY DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE QUOTED ON THE OTC MARKET. THE SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE BUT THE OTC MARKET, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE OR OVER THE COUNTER, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO US$0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).

A copy of section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.

Material U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) arising from and relating to the receipt of Merger Consideration in exchange for Ordinary Shares or ADSs. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority and administrative interpretations, all as in effect on the date of this Transaction Statement, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. We have not sought and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences described herein. Therefore, this discussion is not binding on the IRS, and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Merger. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Merger to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal estate or gift, U.S. federal alternative minimum, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Merger, or any tax consequences with respect to the Options, Excluded Shares or Dissenting Shares.

This discussion is limited to U.S. Holders who hold their Ordinary Shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address tax considerations that may be important to a particular holder in light of their individual circumstances, or to certain categories of holders that may be subject to special tax rules, such as:

•	dealers in securities, commodities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding our Ordinary Shares or ADSs as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	persons that acquired our Ordinary Shares or ADSs pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation or in connection with services;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	persons that actually or under applicable constructive ownership rules own any interest in Parent, or 10% or more of our Ordinary Shares and/or ADSs; and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a holder of our Ordinary Shares or ADSs is a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Ordinary Shares or ADSs should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Ordinary Shares or ADSs.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Treatment of Receipt of Cash Merger Consideration in the Merger

Subject to the discussion of the PFIC rules below, upon the receipt of the Merger Consideration in the Merger, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of the Merger Consideration received and such U.S. Holder’s tax basis in such U.S. Holder’s Ordinary Shares or ADSs, as applicable. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the Merger, the Ordinary Shares or ADSs, as applicable, have been held for more than one year. and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Preferential rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses may be subject to limitations.

If a U.S. Holder acquired different blocks of Ordinary Shares or ADSs at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of such Ordinary Shares or ADSs.

In the event that we are treated as a PRC “resident enterprise” under the EIT Law (as described below under “PRC Tax Consequences”) and gain from the disposition of Ordinary Shares or ADSs is subject to PRC income tax, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and China may elect to treat the gain as PRC source income. Pursuant to recently issued U.S. Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the income tax treaty or does not elect to apply the treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of Ordinary Shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances, their eligibility for benefits under the income tax treaty between the United States and China and the potential impact of the recently issued U.S. Treasury Regulations.

Certain non-corporate U.S. Holders are subject to a 3.8% tax on certain net investment income, including capital gains from the sale or other disposition of the Ordinary Shares or ADSs. Non-corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our Ordinary Shares or ADSs, as applicable.

Consequences of Possible PFIC Classification

A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are each categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the variable interest entities with which we have maintained contractual arrangements (“VIEs”) and their subsidiaries as being owned by us for U.S. federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be or may have been treated as a PFIC.

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year. While we do not expect to be a PFIC in the current taxable year, no assurance can be given in this regard because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time.

If we are or were a PFIC at any time during a U.S. Holder’s holding period for the U.S. Holder’s Ordinary Shares or ADSs, and the U.S. Holder has not made a valid mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of an Ordinary Share or ADS generally would be allocated ratably over such U.S. Holder’s holding period for the Ordinary Shares or ADSs. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

If we are or were a PFIC for any taxable year in which a U.S. Holder held ADSs (but not Ordinary Shares directly) and certain conditions relating to the regular trading of ADSs have been met in the past, a U.S. Holder of ADSs (but not Ordinary Shares directly) may have been able to make a so called “mark-to-market” election with respect to its ADSs. If a U.S. Holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder in the Merger would generally be treated as ordinary income or ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). Because a mark-to-market election cannot be made for any of our subsidiaries that is or may have been a PFIC, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

U.S. Holders are urged to consult their tax advisors regarding the PFIC rules.

Backup Withholding and Information Reporting

The receipt of Merger Consideration in the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should complete and return an IRS Form W-9, certifying under penalties of perjury that such U.S. Holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. Holder is not subject to backup withholding.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. federal income tax liability of U.S. Holder, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon a U.S. Holder that fails to provide the correct taxpayer identification number.

THE GENERAL SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATIONS, ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. TAX LAWS.

PRC Tax Consequences

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which took effect on January 1, 2008, and was amended on December 29, 2018, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, as amended on April 23, 2019, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, or other gains, to the extent such gain is derived from sources within the PRC; provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC; or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be sought under applicable Income Tax Treaties with China.

The Company does not believe it is a resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for the Ordinary Shares or ADSs should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents. However, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC-resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for such Shares would otherwise be subject to PRC tax to holders of the Ordinary Shares or ADSs that are not PRC tax residents. If the PRC tax authorities were to determine that the Company should be considered a PRC-resident enterprise, then gain recognized on the receipt of consideration for the Ordinary Shares or ADSs by holders of Ordinary Shares or ADSs who are not PRC residents could be treated as PRC source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any). Further, the gains recognized on the receipt of consideration for Shares or ADSs will be subject to PRC tax if the holders of such Ordinary Shares or ADSs are PRC residents, regardless if the Company is considered as a resident enterprise or if such gains are considered as gains derived from sources within the PRC.

In addition, under the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3,

2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Administration of Taxation, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (i) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-resident enterprises indirectly transfer PRC-resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC-resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident holders of Ordinary Shares or ADS holders were involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the Merger consideration to be paid to holders of the Ordinary Shares or ADSs. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for the Ordinary Shares or ADSs, then any gain recognized on the receipt of consideration for such Shares or ADSs pursuant to the Merger by the Company’s non-PRC-resident shareholders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

Holders of the Ordinary Shares or ADSs should consult their own tax advisors for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences.

Cayman Islands Tax Consequences

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments executed or brought into the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not a party to any double taxation treaties.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. A Cayman Islands company that is a “relevant entity” is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any “relevant activities” and if it is, it must satisfy an economic substance test. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands.

MARKET PRICE OF ADSs; DIVIDENDS

Market Price of ADSs

The Company’s ADSs were initially listed on the NYSE under the symbol “LAIX” on September 28, 2018. On April 22, 2022, the NYSE filed a Form 25 with the SEC to delist the ADSs, which became effective on May 2, 2022. The Company’s ADSs have been quoted on the OTC Market under the symbol “LAIXY” after the NYSE suspended the trading of the ADSs.

The following table sets forth the high and low sales prices for the Company’s ADSs for the periods indicated. Effective March 4, 2022, the Company effected a change of the ratio of the ADS to its Class A Ordinary Shares from one ADS representing one Class A Ordinary Share to one ADS representing fourteen Class A Ordinary Shares. Unless otherwise indicated, the high and low sales prices for the Company’s ADSs set forth below have been retroactively adjusted to reflect the changes in ratio for all periods presented.

	Trading Price Per ADS (US$)
	High	Low
2020
Third Quarter	44.80	24.78
Fourth Quarter	35.56	19.04
2021
First Quarter	163.10	19.74
Second Quarter	37.52	19.60
Third Quarter	26.74	11.34
Fourth Quarter	17.50	7.70
2022
First Quarter	10.64	2.70
Second Quarter	4.01	0.55

Dividends

The Company has not declared or paid any cash dividend, nor does it has any present plan to pay any cash dividends on its ordinary shares in the foreseeable future.

In the event that the Merger Agreement is terminated for any reason and the merger is not consummated, the payment of future dividends will be subject to the discretion of the Board. Even if the Board decides to pay dividends, the form, frequency and amount will depend on the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

SUMMARY FINANCIAL INFORMATION

The selected consolidated financial information with respect to the Company set forth below is derived from the audited consolidated financial statements of the Company contained in the 2021 Form 20-F. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements of the Company (including any related notes) contained in the 2021 Form 20-F, which are incorporated by reference herein. The Company’s consolidated financial statements are prepared and presented in accordance with GAAP and do not necessarily indicate results expected for any future periods.

The following table presents the Company’s selected consolidated comprehensive (loss)/income data for the periods indicated.

	Year Ended December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statement of Comprehensive (Loss)/Income
Net revenues	972,628	684,928	107,480
Cost of revenues(1)	(277,240)	(140,439)	(22,038)

Gross profit	695,388	544,489	85,442

Operating expenses:
Sales and marketing expenses(1)	(801,362)	(325,007)	(51,001)
Research and development expenses(1)	(190,711)	(105,066)	(16,487)
General and administrative expenses(1)	(111,004)	(84,154)	(13,206)

Total operating expenses	(1,103,077)	(514,227)	(80,694)

Other operating income	43	14,206	2,229
(Loss)/Income from operations	(407,646)	44,468	6,977

Other (expenses)/income:
Interest income/(expenses)	904	(3,790)	(594)
Foreign exchange related gains/(losses), net	4,671	(63)	(10)
Other income, net	9,146	21,001	3,295

Net (loss)/income before tax	(392,925)	61,616	9,668
Income tax expense	(1,902)	(1,709)	(268)

Net (loss)/income	(394,827)	59,907	9,400

Net (loss)/income attributable to LAIX Inc.’s ordinary shareholders	(394,827)	59,907	9,400

Foreign currency translation adjustment, net of nil tax	(19,227)	(2,237)	(351)

Comprehensive (loss)/income	(414,054)	57,670	9,049

Net (loss)/income per ordinary share attributable to ordinary shareholders
—Basic	(7.99)	1.20	0.19
—Diluted	(7.99)	1.19	0.19

	Year Ended December 31,
	2020	2021
	RMB	RMB	US$
Weighted average number of ordinary shares used in per share calculation
—Basic	49,430,696	50,022,094	50,022,094
—Diluted	49,430,696	50,277,973	50,277,973

Note:

(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Cost of revenues	7,154	2,176	341
Sales and marketing expenses	3,282	1,060	166
Research and development expenses	14,432	13,355	2,096
General and administrative expenses	4,159	5,454	856
Total	29,027	22,045	3,459

The following table presents the Company’s selected consolidated balance sheet data as of the dates indicated:

	Year Ended December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets:
Current assets:
Cash, cash equivalents and restricted cash	138,507	63,556	9,973
Short-term investments	91,049	6,759	1,061
Accounts receivable, net	5,892	2,898	455
Prepayments and other current assets	58,272	42,731	6,705
Total current assets	293,720	115,944	18,194
Total assets	445,747	163,850	25,712
Total current liabilities	1,033,888	763,012	119,733
Total liabilities	1,158,310	795,836	124,883
Total shareholders’ equity (deficits)	(712,563)	(631,986)	(99,171)

The following table presents the Company’s selected consolidated cash flow data for the periods indicated:

	Year Ended December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(302,598)	(155,152)	(24,346)
Net cash provided by/(used in) investing activities	164,667	81,672	12,815
Net cash provided by/(used in) financing activities	4,285	1,145	180
Net (decrease)/increase in cash, cash equivalents and restricted cash	(133,646)	(72,335)	(11,351)
Exchange rate effect on cash, cash equivalents and restricted cash	(10,829)	(2,616)	(411)
Cash, cash equivalents and restricted cash at the beginning of year	282,982	138,507	21,735
Cash, cash equivalents and restricted cash at the end of year	138,507	63,556	9,973

TRANSACTIONS IN THE SHARES AND ADSs

Purchases by the Company

Effective November 8, 2019, the Board approved a share repurchase program under which the Company might repurchase in the open market up to US$20 million worth of outstanding ADSs of the Company over a 12-month period from November 22, 2019 through November 21, 2020.

For the year ended December 31, 2020, 189,811 outstanding ADSs (representing 189,811 Class A Ordinary Shares) were repurchased with a total consideration of US$655 thousand, on the open market at a weighted-average price of US$3.45 per ADS, each representing one Class A Ordinary Share of the Company then.

Except as described above, there was no purchase of any Ordinary Share or ADS by any Filing Person or any affiliate of such Filing Person during the past two years.

Transactions in Prior 60 Days

Except as described above and elsewhere in this Transaction Statement, other than the Merger Agreement and agreements entered into in connection therewith, there have been no transactions in the Company’s Ordinary Shares or ADSs during the past 60 days by us, any of the Company’s officers or directors, any Buyer Filing Person, or any person with respect to which disclosure is provided in “Schedule I—Directors and Executive Officers of Each Filing Person” or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of the Ordinary Shares, as of August 5, 2022, by

•	each of the Company’s directors and executive officers;

•	each person known to the Company to own beneficially more than 5% of the total issued and outstanding Ordinary Shares; and

•	each Filing Person, as applicable.

The calculations in the shareholder table below are based on 50,174,963 Ordinary Shares issued and outstanding as of August 5, 2022, including (i) 30,499,289 Class A Ordinary Shares and (ii) 19,675,674 Class B Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the Ordinary Shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after August 5, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	%	% of aggregate voting power†
Directors and Executive Officers**:
Yi Wang(1)	—	11,753,847	11,753,847	23.4	51.7
Zheren Hu(2)	200,000	5,010,931	5,210,931	10.3	22.0
Hui Lin(3)	80,000	2,910,896	2,990,896	6.0	12.8
Li-Lan Cheng(4)	*	—	*	*	—
Tiak Koon Loh(5)	245,793	—	245,793	0.5	0.1
Min (Jenny) Zhang	*	—	*	*	—
All Directors and Executive Officers as a Group	663,572	19,675,674	20,339,246	40.2	86.7
Principal Shareholders:
Yi Wang(1)	—	11,753,847	11,753,847	23.4	51.7
GGV entities(6)	5,282,466	—	5,282,466	10.5	2.3
Zheren Hu(2)	200,000	5,010,931	5,210,931	10.3	22.0
TB Alternative Assets Ltd(7)	3,637,914	—	3,637,914	7.3	1.6
IDG entities(8)	3,369,982	—	3,369,982	6.7	1.5
Hui Lin(3)	80,000	2,910,896	2,990,896	6.0	12.8
CMC Lullaby Holdings Limited(9)	2,760,310	—	2,760,310	5.5	1.2

Notes:

*	Less than 1% of our total outstanding shares.
**	Except as otherwise indicated below, the business address of our directors and executive officers is Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, China.
†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten (10) votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(1)

Represents 11,753,847 Class B ordinary shares directly held by Joyx Holdings, a British Virgin Islands business company limited by shares beneficially owned by Dr. Wang. Joyx Holdings is ultimately held by Joyx Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Dr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Joyx Holdings in our company.

(2)

Represents (i) 5,010,931 Class B ordinary shares directly held by Muang Holdings, a British Virgin Islands business company limited by shares beneficially owned by Mr. Hu, and (ii) 200,000 Class A ordinary shares issuable upon the exercise of the options held by Mr. Hu that are vested or will be vested within 60 days after August 5, 2022. Muang Holdings is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings in our company.

(3)

Represents (i) 2,910,896 Class B ordinary shares directly held by Ulingo Holdings, a British Virgin Islands business company limited by shares beneficially owned by Dr. Lin, and (ii) 80,000 Class A ordinary shares issuable upon the exercise of the options held by Dr. Hui Lin that are vested or will be vested within 60 days after August 5, 2022. Ulingo Holdings is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Dr. Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings in our company.

(4)	The business address of Mr. Cheng is 11/F, Yinli Building, No. 788 Guangzhong Road, Shanghai, China.
(5)

Represents (i) 199,990 Class A Ordinary Shares represented by ADSs held by Best Venture Technology Limited, a British Virgin Islands business company wholly owned by Mr. Tiak Koon Loh, and (ii) 45,803 Class A Ordinary Shares issuable upon the exercise of the options held by Mr. Tiak Koon Loh that are vested or will be vested within 60 days after August 5, 2022. The registered address of Best Venture Technology Limited is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Mr. Tiak Koon Loh and Best Venture Technology Limited is B21, 9/F, Block B, Repulse Bay Apartment, 101 Repulse Bay Road, Hong Kong.

(6)

Represents 5,282,466 Class A ordinary shares represented by ADSs directly held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Those entities are collectively referred to as GGV entities. The principal business address of each of GGV entities is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA.

(7)

Represents 3,637,914 Class A ordinary shares represented by ADSs directly held by Trustbridge Partners V, L.P., which is controlled by TB Alternative Assets Ltd., the investment adviser of Trustbridge Partners V L.P. The registered address of TB Alternative Assets Ltd. is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

(8)

Represents an aggregate of 3,369,982 Class A ordinary shares represented by ADSs directly held by IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment V, L.P., IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. Those entities are collectively referred to as IDG entities. The principal business address of each of IDG entities is c/o IDG Capital Management (HK) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.

(9)

Represents 2,760,310 Class A ordinary shares represented by ADSs directly held by CMC Lullaby Holdings Limited. The principal business address of CMC Lullaby Holdings Limited is c/o CMC Capital Partners HK Limited, Suite 302, 3/F., Cheung Kong Centre, No. 2 Queen’s Road, Central, Hong Kong.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements, as a result of the various factors, including those identified in the 2021 Form 20-F and as otherwise described in the Company’s filings with the SEC from time to time.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers and is required to file with or furnish to the SEC an Annual Report on Form 20-F, current reports on Form 6-K, and other information. Copies of such reports and other information, when so filed with or furnished to the SEC, may be inspected without charge and copies may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The information the Company files with or furnishes to the SEC is also available, free of charge, on the SEC’s website at http://www.sec.gov through the SEC’s EDGAR system.

You also may obtain free copies of the documents the Company files with or furnishes to the SEC by going to the “Investor Relations” section of the Company’s website at http://ir.laix.com. The Company’s website address is provided as an inactive textual reference only. The information provided on the Company’s website is not part of this Transaction Statement and is not incorporated by reference herein unless expressly so incorporated.

The opinion of Houlihan Lokey, the Special Committee’s financial advisor, is attached as Exhibit (c)(1) to this Transaction Statement. In addition, Houlihan Lokey’s opinion will be made available for inspection and copying at the Company’s executive offices at the Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, China, during the Company’s regular business hours by any interested Unaffiliated Security Holder or a representative of any interested Unaffiliated Security Holder who has been so designated in writing.

SCHEDULE 13E-3 ITEMS

ITEM 1	SUMMARY TERM SHEET

See:

“Summary” of this Transaction Statement; and

“Questions and Answers About the Merger” of this Transaction Statement.

ITEM 2	SUBJECT COMPANY INFORMATION

(a)	Name and Address

LAIX Inc. is the subject company. See “Summary—The Parties Involved in the Merger” of this Transaction Statement.

(b)	Securities

The Company’s ADSs were initially listed on the NYSE under the symbol “LAIX” in September 2018. On April 22, 2022, the NYSE applied to the SEC by filing a Form 25 to delist the ADSs, which became effective on May 2, 2022. The Company’s ADSs have been quoted on the OTC Market under the symbol “LAIXY” after the NYSE suspended the trading of the ADSs.

As of August 5, 2022, there were a total of 50,174,963 Ordinary Shares issued and outstanding, including (i) 30,499,289 Class A Ordinary Shares and (ii) 19,675,674 Class B Ordinary Shares.

(c)	Trading Market and Price

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(d)	Dividends

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(e)	Prior Public Offerings

Not applicable.

(f)	Prior Stock Purchases

See:

“Transactions in the Shares and ADSs” of this Transaction Statement; and

“Special Factors—Related Party Transactions” of this Transaction Statement;

ITEM 3	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(b)	Business and Background of Entities

See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(c)	Business and Background of Natural Persons

See “Schedule I—Directors and Executive Officers of Each Filing Person.”

ITEM 4	TERMS OF THE TRANSACTION

(a)(2)	Material Terms

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Accounting Treatment of the Merger” of this Transaction Statement;

“Special Factors—Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

“Questions and Answers About the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(b)	Purchases

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

“Special Factors—Interests of Certain Persons in the Merger—Interests of the Company’s Directors and Executive Officers” of this Transaction Statement.

(c)	Different Terms

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(d)	Appraisal Rights

See “Special Factors—Dissenters’ or Appraisal Rights.”

(e)	Provisions for Unaffiliated Security Holders

None of the Filing Persons intends to grant Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for Unaffiliated Security Holders.

(f)	Eligibility for Listing or Trading

Not applicable.

ITEM 5	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions

See:

“Special Factors—Related Party Transactions” of this Transaction Statement; and

“Transactions in the Shares and ADSs” of this Transaction Statement.

(b)	Significant Corporate Events

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c)	Negotiations or Contacts

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(e)	Agreements Involving the Subject Company’s Securities

See:

“Summary—The Merger Agreement and Plan of Merger” of this Transaction Statement;

“Summary—Financing of the Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Transactions in the Shares and ADSs” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 6	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired

See:

“Summary” of this Transaction Statement;

“Questions and Answers about the Merger” of this Transaction Statement;

“Special Factors—Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c) (1)—(8) Plans

See:

“Summary—the Merger” of this Transaction Statement;

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Summary—Financing of the Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 7	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

(a)	Purposes

See:

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and

“Special Factors—Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement.

(b)	Alternatives

See:

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Alternatives to the Merger” of this Transaction Statement; and

“Questions and Answers About the Merger—What will be the result if the Merger is not completed?” of this Transaction Statement.

(c)	Reasons

See:

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement; and

“Special Factors—Alternatives to the Merger” of this Transaction Statement.

(d)	Effects

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Questions and Answers About the Merger—What will be the result if the Merger is not completed?” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Primary Benefits and Detriments of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Income” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

“Special Factors—PRC Tax Consequences” of this Transaction Statement;

“Special Factors—Cayman Islands Tax Consequences” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 8	FAIRNESS OF THE TRANSACTION

(a) (b)	Fairness; Factors Considered in Determining Fairness

See:

“Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Summary—Position of the Buyer Filing Persons as to Fairness” of this Transaction Statement;

“Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement;

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Alternatives to the Merger” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey (China) Limited as Financial Advisor”).

(c)	Approval of Security Holders

See:

“Special Factors—No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement.

(d)	Unaffiliated Representative

See:

“Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement.

A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Merger or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors

See:

“Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement; and

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement.

The Merger Agreement and the other Transaction Agreements were approved by a majority of the directors of the Company who are not employees of the Company.

(f)	Other Offers

Not applicable.

ITEM 9	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)	Report, Opinion or Appraisal

See:

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey (China) Limited as Financial Advisor”).

(b)	Preparer and Summary of the Report, Opinion or Appraisal

See:

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey (China) Limited as Financial Advisor”).

(c)	Availability of Documents

See:

“Where You Can Find More Information” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey (China) Limited as Financial Advisor”).

ITEM 10	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds

See:

“Summary—Financing of the Merger” of this Transaction Statement; and

“Special Factors—Financing of the Merger Consideration and Related Expenses” of this Transaction Statement.

(b)	Conditions

See:

“Summary—Financing of the Merger” of this Transaction Statement; and

“Special Factors—Financing of the Merger Consideration and Related Expenses” of this Transaction Statement.

(c)	Expenses

See “Special Factors—Fees and Expenses” of this Transaction Statement.

(d)	Borrowed Funds

Not applicable.

ITEM 11	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership

See:

“Summary—Share Ownership of the Company’s Directors and Executive Officers” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

(b)	Securities Transactions

See “Transactions in the Shares and ADSs” of this Transaction Statement.

ITEM 12	THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going-Private Transaction

Not applicable.

(e)	Recommendations of Others

See “Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement.

ITEM 13	FINANCIAL STATEMENTS

(a)	Financial Information

The audited consolidated financial statements of the Company for the year ended December 31, 2020 and 2021 are incorporated herein by reference to the 2021 Form 20-F.

See:

“Summary Financial Information” of this Transaction Statement;

“Where You Can Find More Information” of this Transaction Statement;

Exhibit (a)(3) (“Annual Report on Form 20-F for the year ended December 31, 2021 of the Company”) to this Transaction Statement;

(b)	Pro Forma Information

Not applicable.

ITEM 14	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations

Not applicable.

(b)	Employees and Corporate Assets

See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person.”

ITEM 15	ADDITIONAL INFORMATION

(c)	Other Material Information

None.

ITEM 16	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Press Release issued by LAIX Inc., dated June 17, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on June 17, 2022).

(a)(2)	Press Release issued by LAIX Inc., dated April 28, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on April 28, 2022).

(a)(3)	Annual Report on Form 20-F for the year ended December 31, 2021 of the Company, filed with the SEC on April 26, 2022.

(c)(1)	Opinion of Houlihan Lokey (China) Limited as Financial Advisor.*

(c)(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee of the LAIX Inc., dated as June 14, 2022.*

(d)(1)	Agreement and Plan of Merger, dated as of June 17, 2022, by and among Laix Infinite Co. Ltd., Prilingo Merger Limited and LAIX Inc. (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on June 17, 2022).

(d)(2)	Rollover and Contribution Agreement, dated as of June 17, 2022, by and among Parent, Merger Sub and Joyx Holdings (incorporated herein by reference to Exhibit J to Schedule 13D/A filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings, Muang Holdings, Ulingo Holdings and Best Venture on June 21, 2022).

(d)(3)	Rollover and Contribution Agreement, dated as of June 17, 2022, by and among Parent, Merger Sub and Muang Holdings (incorporated herein by reference to Exhibit K to Schedule 13D/A filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings, Muang Holdings, Ulingo Holdings and Best Venture on June 21, 2022).

Exhibit No.	Description

(d)(4)	Rollover and Contribution Agreement, dated as of June 17, 2022, by and among Parent, Merger Sub and Ulingo Holdings (incorporated herein by reference to Exhibit L to Schedule 13D/A filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings, Muang Holdings, Ulingo Holdings and Best Venture on June 21, 2022).

(d)(5)	Rollover and Contribution Agreement, dated as of June 17, 2022, by and among Parent, Merger Sub and Best Venture (incorporated herein by reference to Exhibit M to Schedule 13D/A filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings, Muang Holdings, Ulingo Holdings and Best Venture on June 21, 2022).

(d)(6)

Rollover and Contribution Agreement, dated as of June 17, 2022, by and among Parent, Merger Sub and GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., and GGV Capital Select L.P. (incorporated herein by reference to Exhibit 6 to Schedule 13D/A filed with the SEC by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., GGV Capital IV L.L.C., GGV Capital Select L.P., GGV Capital Select L.L.C., Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee on July 8, 2022).

(d)(7)	Rollover and Contribution Agreement, dated as of June 17, 2022, by and among Parent, Merger Sub and Trustbridge Partners V, L.P.*

(d)(8)	Rollover and Contribution Agreement, dated as of June 17, 2022, by and among Parent, Merger Sub and IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment V, L.P., IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (incorporated herein by reference to Exhibit 99.3 to Schedule 13D filed with the SEC by the IDG reporting persons on June 23, 2022).

(d)(9)	Rollover and Contribution Agreement, dated as of June 17, 2022, by and among Parent, Merger Sub and CMC Lullaby Holdings Limited.*

(d)(10)	Rollover and Contribution Agreement, dated as of June 17, 2022, by and among Parent, Merger Sub and Mirae Asset—Naver Asia Growth Investment Pte. Ltd.*

(d)(11)	Rollover and Contribution Agreement, dated as of June 17, 2022, by and among Parent, Merger Sub and Cherubic Ventures SSG II Ltd.*

(d)(12)	Equity Commitment Letter, dated as of June 17, 2022, by and between Parent and Tenzing Holdings 2011 Ltd. (incorporated herein by reference to Exhibit H to Schedule 13D/A filed with the SEC by the Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings, Muang Holdings, Ulingo Holdings and Best Venture on June 21, 2022).

(d)(13)	Equity Commitment Letter, dated as of June 17, 2022, by and between Parent and Sino Avenue Limited (incorporated herein by reference to Exhibit I to Schedule 13D/A filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings, Muang Holdings, Ulingo Holdings and Best Venture on June 21, 2022).

(d)(14)	Limited Guarantee, dated as of June 17, 2022, by and among Dr. Yi Wang, Mr. Zheren Lu, Dr. Hui Lin, the Sponsors and the Company (incorporated herein by reference to Exhibit N to Schedule 13D/A filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings, Muang Holdings, Ulingo Holdings and Best Venture on June 21, 2022).

(d)(15)	Consortium Agreement dated April 28, 2022 by and among Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited (incorporated herein by reference to Exhibit E to Schedule 13D filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Joyx Holdings, Muang Holdings and Ulingo Holdings on April 29, 2022).

Exhibit No.	Description

(d)(16)	Revised Proposal Letter dated April 28, 2022 from Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited to the special committee of the board of directors of the Company (incorporated herein by reference to Exhibit F to Schedule 13D filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Joyx Holdings, Muang Holdings and Ulingo Holdings on April 29, 2022).

(d)(17)	Proposal Letter dated August 4, 2021 from Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, and PCIL IV Limited to the board of directors of the Company (incorporated herein by reference to Exhibit C to Schedule 13D filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Joyx Holdings, Muang Holdings and Ulingo Holdings on August 12, 2021).

(d)(18)	Consortium Agreement dated August 4, 2021 by and among Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin and PCIL IV Limited (incorporated herein by reference to Exhibit B to Schedule 13D filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Joyx Holdings, Muang Holdings and Ulingo Holdings on August 12, 2021).

(d)(19)	Termination Agreement dated April 28, 2022 by and among Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin and PCIL IV Limited (incorporated herein by reference to Exhibit D to Schedule 13D filed with the SEC by Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Joyx Holdings, Muang Holdings and Ulingo Holdings on April 29, 2022).

(f)(1)	Dissenter Rights. See “Special Factors—Dissenters’ or Appraisal Rights.”

(f)(2)	Section 238 of the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.*

(g)	Not applicable.

107	Calculation of Filing Fee Tables

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: August 8, 2022

LAIX Inc.

By:	/s/ Li-Lan Cheng
	Name:	Li-Lan Cheng
	Title:	Director and Member of the Special Committee

Laix Infinite Co. Ltd.

By:	/s/ Yi Wang
	Name:	Yi Wang
	Title:	Director

Prilingo Merger Limited

By:	/s/ Yi Wang
	Name:	Yi Wang
	Title:	Director

Yi Wang

By:	/s/ Yi Wang
	Name:	Yi Wang

Joyx Holdings Ltd.

By:	/s/ Yi Wang
	Name:	Yi Wang
	Title:	Director

Zheren Hu

By:	/s/ Zheren Hu
	Name:	Zheren Hu

Muang Holdings Ltd.

By:	/s/ Zheren Hu
	Name:	Zheren Hu
	Title:	Director

Hui Lin

By:	/s/ Hui Lin
	Name:	Hui Lin

Ulingo Holdings Ltd.

By:	/s/ Hui Lin
	Name:	Hui Lin
	Title:	Director

Tiak Koon Loh

By:	/s/ Tiak Koon Loh
	Name:	Tiak Koon Loh

Best Venture Technology Limited

By:	/s/ Tiak Koon Loh
	Name:	Tiak Koon Loh
	Title:	Director

Tenzing Holdings 2011 Ltd.

By:	/s/ Yibo Shao
	Name:	Yibo Shao
	Title:	Director

Ning Zhang

By:	/s/ Ning Zhang
	Name:	Ning Zhang

Sino Avenue Limited

By:	/s/ Ning Zhang
	Name:	Ning Zhang
	Title:	Director

GGV Capital IV L.P.
By: GGV Capital IV L.L.C., its General Partner

By:	/s/ Terence Jen
	Name:	Terence Jen
	Title:	Attorney-in-Fact

GGV Capital IV Entrepreneurs Fund L.P.
By: GGV Capital IV L.L.C., its General Partner

By:	/s/ Terence Jen
	Name:	Terence Jen
	Title:	Attorney-in-Fact

GGV Capital Select L.P. By: GGV Capital Select L.L.C., its General Partner

By:	/s/ Terence Jen
	Name:	Terence Jen
	Title:	Attorney-in-Fact

GGV Capital IV L.L.C.

By:	/s/ Terence Jen
	Name:	Terence Jen
	Title:	Attorney-in-Fact

GGV Capital Select L.L.C.

By:	/s/ Terence Jen
	Name:	Terence Jen
	Title:	Attorney-in-Fact

Jixun Foo

By:	/s/ Jixun Foo
	Name:	Jixun Foo

Glenn Solomon

By:	/s/ Glenn Solomon
	Name:	Glenn Solomon

Jeffrey Gordon Richards

By:	/s/ Jeffrey Gordon Richards
	Name:	Jeffrey Gordon Richards

Jenny Hong Wei Lee

By:	/s/ Jenny Hong Wei Lee
	Name:	Jenny Hong Wei Lee

Hans Tung

By:	/s/ Hans Tung
	Name:	Hans Tung

Schedule I

Directors and Executive Officers of Each Filing Person

I.	Directors and Executive Officers of the Company

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Yi Wang(1)	Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, China	Chairman of the Board of Directors and Chief Executive Officer of the Company	China

Zheren Hu(2)	Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, China	Director and Chief Technology Officer of the Company	China

Hui Lin(3)	Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, China	Director and Chief Scientist of the Company	China

Li-Lan Cheng(4)	Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, China	Independent Director of the Company	USA

Tiak Koon Loh(5)	B21, 9/F, Block B, Repulse Bay Apartment, 101 Repulse Bay Road, Hong Kong	Director and Chief Executive Officer, Pactera Technology International Ltd.	Singapore

Min (Jenny) Zhang(6)	Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, China	Independent Director of the Company	China

(1)

Dr. Yi Wang is one of the Company’s founders, the Company’s chairman of the board of directors and chief executive officer. Currently, Dr. Wang also oversees the Company’s financial and reporting matters. Prior to that, Dr. Wang served as a product director at AdChina, a leading online advertising platform in China, from April 2011 to August 2012. From July 2009 to April 2011, he served as a product manager at Google and was responsible for various key features and systems of Google Analytics and Google’s cloud infrastructure.

(2)

Mr. Zheren Hu is one of the Company’s founders, director and chief technology officer. He has also been in charge of the Company’s English for Adults business since April 2018. From 2010 to 2011, Mr. Hu served as an engineer at Quantcast, an AI-driven data analytics company.

(3)	Dr. Hui Lin is one of the Company’s founders, director and chief scientist. Dr. Lin served as a research scientist at Google from 2012 to 2013.
(4)

Dr. Li-Lan Cheng is an independent director of the Company. Dr. Cheng has served as the acting chief financial officer of Leju Holdings Limited (NYSE: LEJU), since June 2017. Dr. Cheng has also served as the chief operating officer of E-House (China) Holdings Limited, a real estate services company in China, since 2012, and an executive director of E-House (China) Enterprise Holdings Limited (SEHK: 02048) since March 2018. From 2006 to 2012, Dr. Cheng served as chief financial officer of E-House (China) Holdings Limited. From 2005 to 2006, Dr. Cheng served as the chief financial officer of SouFun Holdings Limited, a leading real estate internet portal and a leading home furnishing website in China. From 2002 to 2004, he served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in China. Currently, Dr. Cheng also serves as an independent director of 51job, Inc. (Nasdaq: JOBS) and an independent director of Yunji Inc. (Nasdaq: YJ). Dr. Cheng is a chartered financial analyst (CFA).

(5)

Mr. Tiak Koon Loh is an independent director of the Company. Mr. Loh has more than 30 years’ experience in leading technology investments and building information technology-focused businesses. Mr. Loh has

1

served as a director and the chief executive officer of Pactera International Limited (formerly known as HiSoft Technology International Ltd before its merger with Vancelnfo in 2012) since 2006. Prior to that, he was the corporate vice president of Hewlett Packard from 2004 to 2006, responsible for expanding its consulting and technology services business in China and Hong Kong. He also served as the financial services industry lead for HP Services during the same period. From 2001 to 2004, Mr. Loh served as the chief executive officer of Vanda Systems & Communications Holdings (currently known as Hutchison Global Communications Holdings).
(6)

Ms. Min (Jenny) Zhang is an independent director of the Company. Ms. Min (Jenny) Zhang has served as the executive vice-chairlady of Huazhu Group Limited (“Huazhu”), a company listed on both the Nasdaq Stock Market (Nasdaq: HTHT) and the Hong Kong Stock Exchange (SEHK: 01179), since November 8, 2019 and subsequently as vice charlady since July 20, 2020. She served as the chief executive officer of Huazhu from May 2015 to November 2019, and previously as the president. She also served as chief financial officer and chief strategy officer of Huazhu from March 2008 to May 2015, and from November 2013 to January 2015, respectively. She has also served as an independent director of Yum China Holdings, Inc. (NYSE: YUMC) since May 2021. Ms. Min (Jenny) Zhang has more than 15 years of experience in finance and consulting with multinational companies. Prior to joining Huazhu in 2007, she was the finance director of Eli Lilly (Asia) Inc., Thailand branch and the chief financial officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant.

II.	Directors and Executive Officers of Parent

The following table sets forth information regarding the sole director of Parent as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Parent does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Yi Wang	Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, China	Chairman of the Board of Directors and Chief Executive Officer of the Company(1)	China

(1)	Has been in the current position for the past five years

III.	Directors and Executive Officers of Merger Sub

The following table sets forth information regarding the sole director of Merger Sub as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Merger Sub does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Yi Wang	Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, China	Chairman of the Board of Directors and Chief Executive Officer of the Company(1)	China

(1)	Has been in the current position for the past five years

2

IV.	Directors and Executive Officers of Joyx Holdings Ltd.

The following table sets forth information regarding the sole director of Joyx Holdings Ltd. as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Joyx Holdings Ltd. does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Yi Wang	Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, China	Chairman of the Board of Directors and Chief Executive Officer of the Company(1)	China

(1)	Has been in the current position for the past five years

V.	Directors and Executive Officers of Muang Holdings Ltd.

The following table sets forth information regarding the directors of Muang Holdings Ltd. as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Muang Holdings Ltd. does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Zheren Hu	Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, China	Director and Chief Technology Officer of the Company(1)	China

Kensington Global Incorporation Limited	80 Main Street, P.O. Box 3200, Road Town, Tortola, VG1110, Virgin Islands, British	Director(2)	British, Virgin Islands

EMBRACE MOON LIMITED	80 Main Street, P.O. Box 3200, Road Town, Tortola, VG1110, Virgin Islands, British	Director(2)	British, Virgin Islands

(1)	Has been in the current position for the past five years
(2)	Has been in the current position since the director appointment on November 27, 2018

VI.	Directors and Executive Officers of Ulingo Holdings Ltd.

The following table sets forth information regarding the sole director of Ulingo Holdings Ltd. as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Ulingo Holdings Ltd. does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Hui Lin	Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, China	Director and Chief Scientist of the Company(1)	China

(1)	Has been in the current position for the past five years

3

VII.	Directors and Executive Officers of Best Venture Technology Ltd.

The following table sets forth information regarding the sole director of Best Venture Technology Ltd. as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Best Venture Technology Ltd. does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Tiak Koon Loh	B21, 9/F, Block B, Repulse Bay Apartment, 101 Repulse Bay Road, Hong Kong	Director and Chief Executive Officer, Pactera Technology International Ltd.(1)	Singapore

(1)	Has been in the current position for the past five years

VIII.	Directors and Executive Officers of Tenzing Holdings 2011 Ltd.

The following table sets forth information regarding the directors of Tenzing Holdings 2011 Ltd. as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Tenzing Holdings 2011 Ltd. does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Yibo Shao	c/o Solomon Blum Heymann LLP, 40 Wall Street, 35th Floor New York, 10005, USA	Philanthropist; Chairman and Co-founder of Evolve Ventures and Foundation(1)	China

Jenny Ja-Shin Pao	c/o Solomon Blum Heymann LLP, 40 Wall Street, 35th Floor New York, 10005, USA	Director of Tenzing Holdings 2011 Limited(1)	USA

Oleg F Gorelik	c/o Solomon Blum Heymann LLP, 40 Wall Street, 35th Floor New York, 10005, USA	Philanthropist; Vice-Chairman and Co-founder of Evolve Ventures and Foundation(1)	USA

Dominika Halka	c/o Solomon Blum Heymann LLP, 40 Wall Street, 35th Floor New York, 10005, USA	Managing Director of Evolve Ventures and Foundation(1)	USA

Yingdi Qian	c/o Solomon Blum Heymann LLP, 40 Wall Street, 35th Floor New York, 10005, USA	Director of Tenzing Holdings 2011 Limited(1)	China

(1)	Has been in the current position for the past five years

IX.	Directors and Executive Officers of Sino Avenue Limited

The following table sets forth information regarding the sole director of Sino Avenue Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Sino Avenue Limited does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ning Zhang	25/F, Shanghai Tower, No. 501 Middle Yincheng Rd., Pudong New Area, Shanghai, 200120, China	Chairman of the board of directors of Red Avenue New Materials Group Co., Ltd.(1)	Canada

(1)	Has been in the current position for the past five years

4

X.	Directors and Executive Officers of GGV Filing Persons

The following table sets forth information regarding the directors and officers of GGV Capital IV L.P. as of the date of this Transaction Statement.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Jenny Hongwei Lee	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	Singapore

Jixun Foo	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	Singapore

Glenn Solomon	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

Jeffrey Gordon Richards	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

Hans Tung	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

(1)	Has been in the current position for the past five years

The following table sets forth information regarding the directors and officers of GGV Capital IV Entrepreneurs Fund L.P. as of the date of this Transaction Statement.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship

Jenny Hongwei Lee	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	Singapore

Jixun Foo	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	Singapore

Glenn Solomon	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

Jeffrey Gordon Richards	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

Hans Tung	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

(1)	Has been in the current position for the past five years

5

The following table sets forth information regarding the directors and officers of GGV Capital Select L.P. as of the date of this Transaction Statement.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship

Jenny Hongwei Lee	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	Singapore

Jixun Foo	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	Singapore

Glenn Solomon	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

Jeffrey Gordon Richards	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

Hans Tung	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

(1)	Has been in the current position for the past five years

The following table sets forth information regarding the directors and officers of GGV Capital IV L.L.C. as of the date of this Transaction Statement.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship

Jenny Hongwei Lee	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	Singapore

Jixun Foo	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	Singapore

Glenn Solomon	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

Jeffrey Gordon Richards	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

Hans Tung	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

(1)	Has been in the current position for the past five years

6

The following table sets forth information regarding the directors and officers of GGV Capital Select L.L.C. as of the date of this Transaction Statement.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship

Jenny Hongwei Lee	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	Singapore

Jixun Foo	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	Singapore

Glenn Solomon	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

Jeffrey Gordon Richards	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

Hans Tung	3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025, USA	Managing Director at GGV Capital(1)	USA

(1)	Has been in the current position for the past five years

7